



MAGNETEK



EXPERTS IN DIGITAL POWER AND MOTION CONTROL SYSTEMS

2007 ANNUAL REPORT

MAGNETEK, INC.

Magnetek is a leading provider of digital (smart) power and motion control systems used in material handling, people moving, communications and energy delivery. Headquartered in Menomonee Falls, WI, located in the greater Milwaukee area, the Company operates manufacturing plants in Pittsburgh, PA and Mississauga, Ontario, Canada as well as a systems integration center in Menomonee Falls.

Magnetek was formed in 1984 through a leveraged buy-out of Litton Industries' Magnetics Group, with its roots going back to the founding of the Mechanical Appliance Company in Milwaukee in 1901. Magnetek went public on the New York Stock Exchange in 1989 and is currently included in the Standard & Poor's "600" Small Cap Industrial Index.

Magnetek is known for its end-market application expertise, its Energy Engineered™ motion control systems and Engineered Energy™ power control systems. In the material handling field, Magnetek focuses on factory crane and hoist automation. In people moving it specializes in elevator motion control. In communications the Company is a growing factor in power systems for wireless communications deployment. And in energy delivery it builds coal mining drives as well as power conversion systems for harnessing alternative energy sources to the utility grid.

The Company seeks to gain leading positions in each of its specialized market "niches" through large-scale system integration, software tailored to end-market applications, and strong channels to market. Magnetek's business model is to be not just another supplier, but a trusted industry expert and, to the maximum extent feasible, a "one-stop-shop" for each of its channel partners and customers.

WHAT DOES THIS MARK STAND FOR?

In order to qualify for the Energy Engineered™ mark, Magnetek's motion control products must:

- Meet or exceed generally accepted industry and/or U.S. Government standards for "High Efficiency";
- Meet or exceed customer specifications for power efficiency and integrity; and/or
- When properly applied, enhance the energy efficiency of the systems in which they are incorporated

In order to qualify for the Engineered Energy™ mark, Magnetek's power conversion products must:

- Deliver power that meets or exceeds industry or U.S. Government power quality standards;
- Deliver power that meets or exceeds customer specifications for power quality, efficiency and integrity; and/or
- When properly applied, deliver power that enhances the energy efficiency of the systems in which they are incorporated.

Please see "Caution Regarding Foward-Looking Statements" on page 40

TO OUR SHAREHOLDERS


RECEIVED
SEP 1 9 2007

In the fourth quarter of fiscal 2007, which ended on July 1, Magnetek generated a net profit and positive cash for the first time in a long time. We believe this will become a trend for the Company as it is now configured.

In October 2006, during our fiscal second quarter, we completed the sale of our overseas-based power electronics business. While that divestiture resulted in Magnetek becoming a smaller company, with annual revenue at just over $100 million, it allowed us to:

- pay off all of our debt,
- consolidate operations and reduce operating costs and
- meaningfully address the Company's defined-benefit pension plan, which was frozen in 2003.

The divestiture also transformed Magnetek from primarily a product-focused components supplier into a market-focused systems integrator.

MAGNETEK'S "MODEL"

Systems integration is not new to Magnetek. Although having operated somewhat in the shadow of the larger power electronics business, our power systems business has been a proven and profitable performer, neither capital- nor labor-intensive, with a unique mix of products based on value added, not price. North American based, this business has historically demonstrated gross profit margins of about 30% and positive cash flow.

More importantly, the investment we have been making in product development over the past several years provides us today with exciting opportunities for sales growth. We will zero in on these opportunities to drive toward our target of 15% top-line growth while maintaining solid gross margins company-wide. We've reduced our corporate overhead by half, trimming our overall general and administrative expenses by a third, and we believe we can grow revenues with little or no future increase in operating overhead.

Since we have no long-term debt, we have no interest expense - in fact, we currently have net interest income from the cash on our balance sheet. Our profits are now largely U.S.-based and we have substantial net operating loss carry-forwards (NOLs) for U.S. tax purposes, most of which do not expire until after 2020.

Our business model is therefore quite simple:

- drive top line growth at double-digit rates while generating gross margins targeted at our historical 30%;
- control operating expenses, thus dropping a considerable portion of incremental gross profit to the operating line; and
- with no debt and NOLs available to offset pretax income, deliver a majority of our operating profit to the bottom line.

A simple, but highly effective model that starts with sales growth. On the following pages, we have illustrated our systems products and some of the most significant growth opportunities in our served markets.

MAGNETEK 2008

To hit our targets we must have robust growth in our wind power inverter and elevator motion control businesses, as well as sustained growth at historically strong margins in our base factory crane controls and related businesses. We also must demonstrate our customary production efficiencies and realize material cost reductions in both telecom systems manufacturing, recently moved from Dallas to Menomonee Falls, and our new wind power inverter business.

That said, barring a hard slowdown in the general economy, I believe we can approach the objectives we have set for ourselves within the next twelve months and begin to reveal the exciting potential of our reshaped Company's business and financial model. All while maintaining a sound balance sheet and generating cash from operations sufficient to fund continued internal growth as well as meet our corporate obligations.

Longer-term, our vision is to accelerate Magnetek's growth by applying our proven value-added systems integration model to related and/or similar industrial and commercial market niches that are becoming increasingly dependent on digital (smart) power and motion control.

I believe I speak for all of us at the "new" Magnetek when I thank you for your confidence and continued support as we demonstrate progress toward our goals.

Sincerely,

David P. Reiland
President and Chief Executive Officer

MATERIAL HANDLING

Magnetek is America's largest developer, integrator and supplier of digital motion control systems for industrial cranes and hoists.

Magnetek provides Energy Engineered drives, radio remote controls, electrification products, inverter-duty motors, brakes, and anti-sway and collision-avoidance subsystems to most of the builders and installers of factory cranes and hoists in the United States. Integrated into finely tuned, comprehensive crane control systems, these products are used throughout industry, from automotive to aerospace, hydropower to nuclear power, paper making to primary metals.

U.S. industry is in the midst of a paradigm shift from electro-mechanical ("dumb") to digital ("smart") controls. As the country's leading supplier of digital motion control systems for factory cranes and hoists, Magnetek is a key player in this sweeping transition. Already the largest supplier of motion control systems for cranes and hoists powered by alternating-current (AC) motors, Magnetek now has exclusive rights to provide systems incorporating Eaton Corporation's digital drives for cranes powered by direct-current (DC) motors.

There are some 5,000 DC-powered cranes in North America with electro-mechanical controls, most of which will likely be retrofitted or replaced with digital controls during the coming decade at an average cost of about $100,000. Currently, Magnetek has active quotes out on more than 70 such systems, and expects to grow rapidly in the DC crane controls market beginning this year.

In addition, the Company is entering marine terminal and mobile crane markets with its AC digital drive and radio technology. Future sales potential in these markets exceeds $200 million annually, just in North America. With such opportunities, Magnetek has targeted 10% annual growth in its material handling business.

IMPULSE® & OMNIPULSE®
Digital Drive Subsystems

SCS®
Load Swing-Control Hardware and Software


PEOPLE MOVING 18%
MATERIAL HANDLING 60%
TELECOM POWER 15%
ENERGY DELIVERY 7%

REVENUE MIX FY 2007


MLTX

TELEMOT

MAGNETEK PROVIDES PRACTICALLY EVERYTHING NEEDED FOR FACTORY CRANE AND HOIST MOTION CONTROL — THUS SERVING AS A "ONE-STOP-SHOP" FOR NORTH AMERICA'S NEARLY 800 CRANE BUILDERS AND INSTALLERS.



MONDEL®
Drive-by-Wire Braking Subsystems
BLACK MAX® & BLUE MAX®
Inverter-Duty Motors
ELECTROMOTOVE®
Festoon Electrification Systems
TELEMOTIVE®
Radio Remote Crane and Hoist Controls
ELECTROBAR®
Conductor Bar Electrification Products
LASERGUARD™
Distance-Detection & Collision Avoidance Sensors


Under load, an elevator motor consumes electricity as the elevator car is lifted — but actually generates energy as the car descends.

Magnetek's QUATTRO™ elevator motion control system captures the energy generated by the elevator drive motor and returns it to the utility power grid.

QUATTRO also minimizes power line "noise", which can interfere with building electronics, such as data processing, lighting and security systems.

With Magnetek's QUATTRO, maximum electric power is regenerated to the utility grid, saving building owners thousands of dollars in electricity bills each year.

PEOPLE MOVING

Magnetek is the world's largest independent builder of digital motion control systems for elevators.

Magnetek specializes in designing and manufacturing Energy Engineered™ motion control systems for elevators, serving the world's foremost "lift" builders. High-rise elevators (over 20 stories) account for most of Magnetek's elevator business – and comprise the fastest growing segment of the elevator market. There are approximately 75,000 high-rise buildings in the world, with over half being built in the last two decades. As many as 400,000 elevators are being installed in new construction projects or modernized in existing buildings every year.

Almost all elevators installed in new high-rise buildings today are powered by AC motors, whereas most elevators in existing high-rise buildings are powered by DC motors. Magnetek estimates that modernization of DC-powered high-rise elevators alone represents future revenue potential that could approach $90 million annually. New elevator sales potential is more difficult to estimate, since it is a function of elevator builders' out-sourcing decisions as well as high-rise building construction.

Magnetek counts among its customers four of the largest elevator builders (OEMs) in the world. In the past, the major elevator OEMs built most of their own motion control subsystems in-house. However, the major builders are now beginning to out-source more of these systems to Magnetek because of its large-scale systems integration capability, its ability to deliver products "just-in-time" and the outstanding performance of its products.

The Company expects its new Quattro™ elevator motion control system to capture growing shares of worldwide elevator modernization and new construction markets because of its added functionality, adaptability to AC- as well as DC-powered elevators, energy savings and compatibility with other building electronic systems. Quattro and other new products based on the Quattro hardware/software platform are expected to enable Magnetek to gain substantial market share over the next several years.

MAGNETEK DRIVES AND INTEGRATED MOTION CONTROL SYSTEMS OPERATE THE ELEVATORS IN OVER HALF OF THE TALLEST BUILDINGS IN THE WORLD — FROM THE VENERABLE CHRYSLER BUILDING IN NEW YORK CITY TO THE PETRONAS TOWERS IN KUALA LUMPUR.



QUATTRO™

TELECOM POWER


Magnetek portable FLEXSITES℠ serve as temporary or permanent solution for new or expanding cell sites.

Magnetek focuses on providing DC power systems and mobile cell sites for wireless communications.

Wireless communications carriers are building the wireless infrastructure to handle rapidly increasing traffic loads and bandwidths. This is good news for Magnetek, which builds power systems that supply Engineered Energy for permanent cell site installations as well as portable Flexsites™, mobile Cells on Wheels (COWs) and Cells on Light Trucks (COLTs) to facilitate wireless deployment.

In mid-fiscal 2007 Magnetek moved its telecom power manufacturing operations from Dallas, TX to its ISO-certified systems integration center in Menomonee Falls, WI. Here the Company employs electrical and mechanical engineers experienced in designing and building large-scale power control systems like those required for wireless communications. Bills of materials and supply chain sources are complementary, and production facilities and labor are shared.

Magnetek offers a unique mix of products to help wireless carriers improve service while cutting costs. The Company's DC power systems connect cell sites to the utility grid, protect them from power outages, and power the microwave equipment that enables the sites themselves to "go wireless" by transmitting call traffic back to call center "hubs" via radio rather than cables.

Magnetek also provides fully integrated mobile cell sites to solve wireless communications problems such as dropped calls, clogged network capacity, service in storm-ravaged areas, disaster recovery, and special event overloading. Magnetek's "COW" and "COLT" solutions can also be used on an interim basis while permanent sites are being built, repaired or replaced.

Magnetek estimates its total addressed market in wireless communications to be over $100 million annually with a projected annual growth rate of approximately 10%.


Magnetek mobile cells on light trucks (COLTs) and cells on wheels (COWs) pick up and transmit excess cell phone traffic to fiber hub.
Excess cell phone traffic seeks cell site.

COLTs and COWs


Cell phone traffic is "back-hauled" by microwave from permanent cell site to fiber hub.
Magnetek DC power systems provide battery back-up and microwave "back-haul" power for permanent cell sites.
Excess cell phone traffic overloads permanent cell site.

THE 'BIG GAME' IN COMMUNICATIONS IS WIRELESS DEPLOYMENT. MAGNETEK TELECOM POWER PRODUCTS PROVIDE THE CAPACITY AND FLEXIBILITY REQUIRED FOR BROADBAND "3G" AND BEYOND.

Today, energy delivery is Magnetek's smallest business but is expected to become its fastest growing business.

ENERGY DELIVERY

Magnetek provides power and motion control systems that help deliver energy from coal and alternative energy sources to the utility grid.

Magnetek got its start in "energy delivery" in 1984 with drives for coal mining equipment. The Company entered the alternative energy business in the mid-1990s, building power inverters for fuel cells. Today, Magnetek is the world's leading builder of grid-tied power inverters for commercial fuel cells with more than 175 installations, 35-megawatts and half a billion operating hours in the field.



Wind turbine turns drive shaft, producing mechanical torque.
Generator turns torque into variable-frequency alternating-current (AC).
Rectifier converts variable-frequency AC into variable-voltage direct current (DC).
Magnetek motor drive controls wind turbine's maintenance hoist.
E-FORCE power inverters serve as interface and deliver utility-grade AC to the power transmission grid.
Magnetek modular E-FORCE™ power inverters regulate and transform variable DC into utility-grade AC power.
E-FORCE™

Based on a development agreement with a leading wind turbine builder and subsequent field testing, in mid-fiscal 2007 Magnetek received an initial order for sixty E-Force™ wind power inverters to be delivered beginning in the first half of fiscal 2008. The multi-megawatt E-Force wind inverter operates at power conversion efficiencies exceeding 97% when operating under full load.

Magnetek continues to build and repair drives for underground coal mining equipment because the future resides not only in alternative and renewable energy sources, but also in "clean" coal technology. Today, Magnetek is delivering power and motion control systems that will make a "greener" future possible.

Management estimates the Company's total addressable market in energy delivery to be greater than $350 million annually with a compound annual growth rate in excess of 20%.

MAGNETEK POWER INVERTER DELIVER WIND ENERGY TO THE UTILITY GRID WITH ABOVE 97% EFFICIENCY.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 1, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-10233

MAGNETEK, INC.

(Exact name of Registrant as specified in its charter)

DELAWARE	95-3917584
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
N49 W13650 Campbell Drive Menomonee Falls, Wisconsin	53051
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (262) 783-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting stock held by non-affiliates of the Registrant, based on the closing price of $5.65, per share as reported by the New York Stock Exchange, on December 31, 2006 (the last business day of the Company's most recently completed second fiscal quarter), was $166,504,302. Shares of common stock held by each executive officer and director have been excluded since such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the Registrant's Common Stock, as of August 15, 2007 was 30,188,919 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Magnetek, Inc. 2007 Annual Report for the fiscal year ended July 1, 2007 are incorporated by reference into Part II of this Form 10-K. With the exception of those portions which are expressly incorporated by reference into this Form 10-K, the Magnetek, Inc. 2007 Annual Report is not deemed filed as part of this Form 10-K.

Portions of the Magnetek, Inc. definitive Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the close of the fiscal year ended July 1, 2007 are incorporated by reference into Part III of this Form 10-K.

MAGNETEK, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED JULY 1, 2007

The Company uses a 52-53 week fiscal year which ends on the Sunday nearest June 30. Fiscal years 2007 and 2006 contained 52 weeks; fiscal year 2005 contained 53 weeks.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Magnetek, Inc. ("Magnetek" or "the Company") is global provider of digital power control systems that are used to control motion and power primarily in material handling, people moving, telecommunications ("telecom") and energy delivery applications. Magnetek's products are sold directly or through manufacturers' representatives to original equipment manufacturers ("OEMs") for incorporation into their products, to system integrators and value-added resellers for assembly and incorporation into end-user systems, to distributors for resale to OEMs and contractors, and to end-users for repair and replacement purposes. Magnetek operates in a single segment, Digital Power Control Systems. The Company was founded in July 1984 and is listed on the New York Stock Exchange (NYSE: MAG).

During fiscal 2006, management conducted an evaluation of cash raising alternatives intended to enable the Company to address pending debt repayment and pension obligations, as well as provide funds for future growth initiatives. As a result, the Company divested its power electronics business in October, 2006. The Company used the net cash proceeds from the sale of the business to repay all outstanding debt and make a $30 million contribution to its defined benefit pension plan.

During fiscal 2007 the Company relocated both the operations of its telecom power business (from Dallas, Texas) and its corporate headquarters (from Chatsworth, California) to Menomonee Falls, Wisconsin. Management believes these relocations will result in a reduction in corporate administrative expenses and improvement in operating performance in the telecom power business through cost savings and efficiency gains.

Magnetek's systems consist primarily of programmable motion control and power conditioning systems used in the following applications: overhead cranes and hoists; elevators; wireless telecom; coal mining equipment; and fuel cells and wind turbines. The Company is North America's largest independent supplier of digital drives, radio controls, software and accessories for industrial cranes and hoists, and is also the largest independent supplier of digital motion control systems for elevators. Customers include most of the industrial crane and hoist companies in North America and the world's leading elevator builders. Magnetek was the world's first and is the largest independent builder of power conditioners for commercial stationary fuel cells, its principal customer being United Technologies. Magnetek's operations are located in North America, predominantly in Menomonee Falls, Wisconsin, the location of the Company's headquarters.

Product Offerings

Magnetek is a leading provider of innovative power control and delivery systems and solutions for overhead material handling applications used in industries such as: aerospace, automotive, steel, aluminum, paper, logging, mining, ship loading, nuclear power plants, work boats, locomotive yards, and the grain industry. Magnetek's material handling products include drives, radio remote controls, and braking, collision-avoidance, and electrification subsystems, sold primarily to original equipment manufacturers of overhead cranes and hoists. The Company has a significant market share in North America in alternating current ("AC") drives and sees revenue growth opportunities in direct current ("DC") drives for retrofit applications and in wireless remote controls.

Magnetek also designs, builds, sells, and supports elevator application specific drive products and is recognized as a leader for DC high performance elevator drives, as well as AC drives for low and high performance traction elevators. The Company's elevator product offerings are comprised of highly integrated subsystems and drives used to control motion primarily in high-rise, high speed elevator applications. The Company's products are sold mainly to elevator OEMs and the Company has a significant share of the available market for DC drives and subsystems used in high-rise elevators for both new and retrofit projects. Magnetek elevator drives currently operate in seventeen of the thirty tallest buildings in the world. The Company believes opportunities for growth exist in available elevator markets through the introduction of new energy-saving product offerings for both DC and AC applications; expanding the breadth of available product offerings to include competitive low-end products for lower performance applications; and using new product offerings to expand geographically, primarily into Asia.

Magnetek's telecom product offerings provide reliable backup power primarily for wireless cell sites. The Company provides power systems in climate controlled outdoor enclosures, indoor cabinets, and mobile communications vehicles. These power systems are available with remote/local monitoring and control capabilities using Ethernet connectivity.

Magnetek's energy delivery product offerings include power inverters for fuel cells and wind turbines, which deliver AC power from these energy sources to the utility power grid. The Company believes there are revenue growth opportunities in the wind market which is growing very rapidly in North America as wind power becomes increasingly competitive from a cost standpoint with more traditional methods of power generation. The Company also provides drives for underground coal mining equipment.

The Company intends to continue to build on its competitive strengths in established material handling and elevator markets and continue to invest in research and development to expand the Company's product portfolio aimed at penetrating growing and emerging markets for digital power-based systems, such as alternative energy.

Seasonality

Magnetek's power systems for material handling applications currently represent over 50% of the Company's annual revenues. Sales of these products tend to follow capital budgeting and spending patterns of the customer base. As a result, Magnetek's revenues are generally strongest in the second and fourth fiscal quarters, with relatively lower revenues in the first and third fiscal quarters.

Backlog

Magnetek's backlog as of the end of fiscal 2007 was $19.3 million versus $12.6 million at the end of fiscal 2006. The increase in backlog is primarily due to a $7.2 million order for inverters for the wind market. The Company expects most of the orders in its backlog to be filled during first half of fiscal 2008.

Competition

Magnetek's primary competitors during fiscal 2007 included: certain divisions of ABB and Emerson Electric Company; KCI/Konecranes, OMRON, Purcell, SatCon, Xantrex and Yaskawa. Some of these companies have substantially greater financial, marketing or other resources, larger product portfolios and/or greater brand recognition than Magnetek.

Competitive Strengths

Management believes that Magnetek benefits most from competitive advantages in the following areas:

Technological Capabilities. Magnetek emphasizes and leverages its ability to provide custom-designed and customized solutions for power and motion control applications through digital power-electronic technology. The Company's technical personnel possess substantial expertise in disciplines central to digital power systems and applications. These include analog-to-digital circuit design, thermal management technology, and the application of microprocessors, digital signal processors and software algorithms in the development of "smart" power products.

Customer Relationships. Magnetek has established long-term relationships with major manufacturers of cranes and hoists, elevators and mining equipment, among others. The Company believes that these relationships have resulted from its reliability and responsiveness, readiness to meet special customer requirements based on innovative technology and application expertise, and the quality and performance of its products.

Product Breadth and Systems Sales Channels. Magnetek provides a variety of products in each of its major product lines. For material handling customers, Magnetek serves as a "one-stop-shop" providing a full range of crane controls as well as subsystems including radio controls, brakes and electrification. Management believes that Magnetek's well established network of "Electromotive Systems™" dealers, "Performance Plus" centers and key OEM customers constitute a significant competitive advantage in the North American materials handling marketplace.

Competitive Weaknesses

Management considers the Company's primary competitive weaknesses to be its limited size and financial resources. Based upon current plans and business conditions, the Company believes that available cash and short-term investments, borrowing capacity under our revolving credit facility, and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months. However, some of the Company's competitors have substantially greater financial resources than Magnetek.

Suppliers and Raw Materials

Virtually all materials and components purchased by the Company are available from multiple suppliers. During fiscal 2007, raw material purchases accounted for approximately 69% of the Company's cost of sales. Production of digital power control systems depends heavily on various electronic components as well as steel and aluminum enclosures and wire harnesses. The Company seeks to obtain competitive pricing on these raw materials by utilizing multiple suppliers and leveraging its total purchasing requirements.

Research and Development

Magnetek's research and development activities, which are conducted primarily in Menomonee Falls, Wisconsin, are directed toward developing new products, improving existing products and customizing or modifying products to meet customers' specific needs. Total research and development expenditures were approximately $4.7 million, $4.9 million, and $4.7 million respectively, for the Company's 2007, 2006 and 2005 fiscal years.

Intellectual Property

Magnetek holds numerous patents, trademarks and copyrights, and believes that it holds or licenses all of the patent, trademark, copyright and other intellectual property rights necessary to conduct its business. The Company generally relies upon patents, copyrights, trademarks and trade secret laws to establish and maintain its proprietary rights in its technology and products. There can be no assurance that any of its patents, trademarks or other intellectual property rights will not be challenged, invalidated or circumvented, or that any rights granted thereunder will provide competitive advantages to the Company. In addition, there can be no assurance that patents will be issued from pending patent applications filed by the Company, or that claims allowed on any future patents will be sufficiently broad to protect Magnetek's technology. Further, the laws of some foreign countries may not permit the protection of Magnetek's proprietary rights to the same extent as do the laws of the United States. Although the Company believes the protection afforded by its patents, patent applications, trademarks and copyrights has value, Magnetek's future success will depend primarily on the innovative skills, technological expertise, research and development and management capabilities of its employees rather than on patent, copyright, and trademark protection.

International Operations

International sales accounted for 12% of Magnetek's net revenues in fiscal 2007. The Company defines international sales as sales of products manufactured by its facilities outside the U.S. that are sold outside of the U.S., as well as sales of products manufactured in the U.S. to purchasers outside of the U.S.

For the Company's 2007, 2006, and 2005 fiscal years, revenues derived from domestic sales were $91.7 million, $85.7 million and $71.6 million, respectively, and revenues derived from international sales were $12.1 million, $16.0 million and $14.7 million.

The Company holds assets in the U.S., Canada and the United Kingdom totaling $104.7 million, of which $6.1 million are held in Canada and $1.6 million are in the United Kingdom.

Employee Relations

As of August 1, 2007, the Company had approximately 250 salaried employees and approximately 130 hourly employees, none of whom were covered by collective bargaining agreements with unions. The Company believes that its relationships with its employees are favorable.

Available Information

The Company's Internet address is www.magnetek.com. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to these reports that are filed by the Company with the Securities and Exchange Commission (SEC) pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge at or through the Company's website.

Environmental Matters

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company's indemnification obligations, did not involve material expenditures during fiscal years 2007, 2006, or 2005.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2007, 2006 and 2005. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

Century Electric (McMinnville, Tennessee)

Prior to the Company's purchase of Century Electric, Inc. ("Century Electric") in 1986, Century Electric acquired a business from Gould Inc. ("Gould") in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls ("PCBs") at the McMinnville facility (the "1983 Indemnity"). The presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples has been identified. The McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site and plant employees were notified of the presence of contaminants at the facility. Gould has completed an interim remedial excavation and disposal of onsite soil containing PCBs and a preliminary investigation and cleanup of certain onsite and offsite contamination. The Company believes the cost of further investigation and remediation (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant in August 1999 and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company's financial position, cash flows and results of operations.

Environmental—Effect of Fruit of the Loom Bankruptcy (Bridgeport, Connecticut)

In 1986, the Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport facility and defense and indemnification against liability for potential response costs related to offsite disposal locations. The Company's leasehold interest in the Bridgeport facility was assigned to the buyer in connection with the sale of the Company's transformer business in June 2001. FOL, the successor to the indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax benefits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL's obligation to the state of Connecticut was not discharged in the reorganization proceeding.

In October 2006, the owner of the Bridgeport facility filed a lawsuit in Superior Court, J.D. of Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The Company filed a Motion to Stay and Remand the matter to the Connecticut Department of Environmental Protection ("DEP") on the basis that DEP has primary jurisdiction to determine the need and responsibility for any further remediation. Following the court's denial of such motion, the Company filed its answer, affirmative defenses and counterclaims. Plaintiff amended its complaint, alleging breach of lease obligations and violation of Connecticut environmental statutory requirements. The case is in discovery. DEP recently requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. DEP requested additional information from the Company relating to site investigations and remediation. DEP also conducted an on-site inspection at the Bridgeport facility. FOL's inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or an unfavorable ruling in the lawsuit with the owner of the Bridgeport facility, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company's financial position, cash flows or results of operations.

Supplemental Information-Executive Officers of the Company

The following table sets forth certain information regarding the current executive officers of the Company.

Name	Age	Position
David P. Reiland	53	President and Chief Executive Officer
Peter M. McCormick	47	Executive Vice President and Chief Operating Officer
Marty J. Schwenner	46	Vice President and Chief Financial Officer
Ryan D. Gile	38	Vice President, Controller
Jolene L. Shellman	60	Vice President Legal Affairs and Corporate Secretary

David Reiland has been President and Chief Executive Officer of the Company since November 2006. Prior to that, Mr. Reiland served as an Executive Vice President of the Company and was its Chief Financial Officer since 1988. In 2003, Mr. Reiland assumed temporary responsibility for the Company's Telecom Power Group during a management restructure. Mr. Reiland has also served as the Controller of the Company from 1986 until 1993 and as Vice President, Finance from 1987 to 1989. Mr. Reiland is a Certified Public Accountant.

Peter McCormick has been Chief Operating Officer of the Company since November 2006 and has been the Executive Vice President responsible for the Company's Power Control Systems Group since 2002. Prior to that, he served as the President of the Company's Industrial Controls Group from 1999 until 2002. Since joining the Company in 1996, Mr. McCormick has also served as the Vice President of Operations for the drives group from 1998 until 1999 and as Vice President of the custom products business group from 1996 until 1998.

Marty Schwenner has been Chief Financial Officer of the Company since November 2006. Mr. Schwenner has served as a Vice President of the Company since 2003 and was Controller of the Company from 2002 until November 2006. Mr. Schwenner was Vice President of Finance for the Power Electronic Group from 1998 until 2002. Mr. Schwenner also served as the Chief Financial Officer of the Company's European Operations from 1992 to 1998 and as Internal Audit Manager from 1991 until 1992. Mr. Schwenner joined Magnetek as an Internal Auditor in 1989. Mr. Schwenner is a Certified Public Accountant and a Certified Internal Auditor.

Ryan Gile has been Vice President and Controller of the Company since November 2006. Prior to that, Mr. Gile had served as Magnetek's Vice President of Finance and Business Systems for the Company's Power Control Systems Group since 2002. Before joining Magnetek, Mr. Gile was a Finance Manager at Rockwell Automation since 1995 and was also a Financial Auditor and Tax Associate at Coopers & Lybrand LLP. Mr. Gile is a Certified Public Accountant.

Jolene Shellman joined the Company on January 3, 2007 as Vice President Legal Affairs and Corporate Secretary. Prior to joining Magnetek, Ms. Shellman was an attorney with Varnum, Riddering, Schmidt & Howlett LLP in its Milwaukee, WI office from 1997 until 2006, and she was self employed as a contract attorney from March 2006 until she joined the Company. From 1979 until 1997, she was Assistant General Counsel and Assistant Secretary at A.O. Smith Corporation and Assistant General Counsel with Tower Automotive, Inc. after it acquired A.O. Smith's automotive business. She also was House Counsel and Assistant Secretary at Mutual Savings and Loan Association from 1975 to 1979.

ITEM 1A. RISK FACTORS

The information called for by this Item 1A is hereby incorporated by reference to the section of the Company's 2007 Annual Report entitled "Risk Factors Affecting the Company's Outlook."

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Magnetek's headquarters and each of its manufacturing facilities for the continuing operations of the Company are listed below, each of which is leased.

Location	Lease Term	Approximate Size (Sq.Ft.)	Principal Use
Menomonee Falls, Wisconsin	2014	156,000	Power control systems manufacturing and corporate headquarters
Mississauga, Canada	2011	18,000	Power control systems manufacturing
Pittsburgh, Pennsylvania	2009	9,000	Power control systems manufacturing
Dallas, Texas	2012	5,000	Sales office

The Company believes its facilities are in satisfactory condition and are adequate for its continuing operations.

ITEM 3. LEGAL PROCEEDINGS

Litigation—Product Liability

The Company has settled or otherwise resolved all of the product liability lawsuits associated with its discontinued business operations except for any potential future product liability claims which may arise in connection with the recent sale of the Company's Power Electronics business. The last remaining limited obligation to defend and indemnify the purchaser of a discontinued business operation (other than Power-One) against new product liability or warranty claims expired in December 2003 and the Company believes that any new claims would either qualify as an assumed liability, as defined in the various purchase agreements, or would be barred by an applicable statute of limitations. The Company is also a named party in two product liability lawsuits related to the Telemotive Industrial Controls business acquired in December 2002 through the purchase of the stock of MXT Holdings, Inc. Both claims pre-dated the acquisition and were tendered to the insurance companies that provided coverage for MXT Holdings, Inc., against such claims and the defense and indemnification has been accepted by the carriers, subject to a reservation of rights. Management believes that the insurers will bear all liability, if any, with respect to both cases and that the proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's results of operations or financial position.

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company's insurance carrier and legal counsel has been retained to represent the Company. Plaintiff's claim for damages is unknown at this time, but management believes that its insurers will bear all liability in excess of deductible amounts for the claim, if any.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company's ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers of the previously acquired businesses. Several insurance carriers have recently filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. The Company has also filed late claims in the Federal-Mogul bankruptcy proceedings to recover attorney's fees paid for the defense of these claims. The Company and Federal-Mogul entered into a settlement agreement under which the Company is entitled to receive amounts from a settlement trust established under Federal-Mogul's reorganization plan and funded by insurance proceeds. The Company is entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. The settlement is subject to final approval of the plan by the Bankruptcy Court. There is no guarantee that any amounts will be collected on any insurance policies, and Federal-Mogul and the trust have control over the collection process. Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation—Patent Infringement

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In June 2001, the Company sold its lighting business to Universal Lighting Technologies, Inc. ("ULT"), and agreed to provide a limited indemnification against certain claims of infringement that Nilssen might allege against ULT. In April 2003, Nilssen's lawsuit and the counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. The arbitration occurred in November, 2004 and a decision awarding Nilssen $23.4 million was issued on May 3, 2005, to be paid within ten days of the award. Nilssen's counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and Magnetek filed a counter-motion to vacate the award for a number of reasons, including that the award was fraudulently obtained. Magnetek's request for oral argument was granted and the hearing took place on October 19, 2005. A decision has not been announced. An unfavorable decision by the Court would likely result in payment of the award to Nilssen.

In February 2003, Nilssen filed a second lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The case is now pending in the Middle District of Tennessee. Nilssen voluntarily dismissed all but four of the patents from the lawsuit. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and responded on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the patents are unenforceable and invalid and that the products do not infringe Nilssen's patents. The case against ULT has been stayed pending Nilssen's appeal of an unfavorable decision against him in another case that could influence the outcome of his lawsuits against ULT. Oral arguments were heard by the appellate court in July on Nilssen's appeal. ULT requested a re-examination of the patents at issue by the Patent and Trademark Office (PTO) and the PTO recently rejected claims in two of the patents at issue in the lawsuit against ULT. The Company will continue to aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company's financial position, cash flows and results of operations.

Litigation—Breach of Contract

On May 1, 2007, the Company entered into an agreement to settle litigation with Samsung-Electro-Mechanics Co., Ltd. (SEMCO), a Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.12 million in four semi-annual installments between June 1, 2007 and December 1, 2007 to resolve a dispute in a development agreement. The net present value of the settlement amount, $2.0 million of income, as well as legal fees of $0.5 million incurred during the fourth quarter of fiscal 2007 related to the settlement, are included in results of discontinued operations in the accompanying consolidated statement of operations for fiscal 2007.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to the stockholders of the Company during the quarter ended July 1, 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The following table sets forth the high and low sales prices of the Company's Common Stock during each quarter of fiscal 2007 and 2006:

	High	Low
Fiscal Year 2007		
First quarter	$3.85	$2.63
Second quarter	5.90	3.46
Third quarter	5.85	4.49
Fourth quarter	5.75	4.28
Fiscal Year 2006		
First quarter	$3.70	$2.37
Second quarter	3.50	2.37
Third quarter	4.10	3.03
Fourth quarter	4.19	2.01

The Company's Common Stock is listed for trading on the New York Stock Exchange under the ticker symbol "MAG." As of August 15, 2007 there were 185 record holders of Magnetek's Common Stock.

Stock Performance Graph—Return to Shareholders

The following Performance Graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 that we make, except to the extent we specifically incorporate this Report.

The following table and line graph compare the cumulative 5-year total return obtained by shareholders of Magnetek, Inc.'s common stock relative to the cumulative total returns of the S&P Smallcap 600 Index and two customized peer groups of companies. The new peer group of four companies includes Regal Beloit Corp., Satcon Technology Corp., Valmont Industries Inc. and Xantrex Technology Inc. The old peer group of five companies includes C&D Technologies Inc, Power-One Inc, Satcon Technology Corp., SL Industries Inc and Vicor Corp. The old peer group represents Magnetek's peers prior to our restructuring which commenced in October 2006; the new group represents our peers after the restructuring, which included the divestiture of our Power Electronics Business to Power-One, Inc. in October 2006. Our peer group has changed because the Power Electronics Business (which accounted for more than

60% of Magnetek's revenue) manufactured embedded electronic power components, whereas our Power Control Systems Business (which accounted for the balance of Magnetek's revenue prior to our restructuring) builds integrated digital power and motion control systems. Henceforth, therefore, we will use the new peer group for performance comparison.

The table and line graph below assume that an investment of $100 (with reinvestment of all dividends) was made in Magnetek's common stock, in each of the peer groups' common stocks, and in the S&P Smallcap 600 Index on 6/30/2002, and its relative performance is tracked through 6/30/2007.

Company / Index	Jun-02	Jun-03	Jun-04	Jun-05	Jun-06	Jun-07
Magnetek, Inc.	100.00	25.66	84.24	25.96	27.27	52.02
S&P Smallcap 600	100.00	96.42	130.41	147.95	168.55	195.58
New Peer Group	100.00	86.86	106.75	127.82	204.16	263.62
Old Peer Group	100.00	103.12	160.99	103.48	109.97	80.36

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Magnetek, Inc., S&P Smallcap 600 Index,
A New Peer Group And An Old Peer Group


$300
$250
$200
$150
$100
$50
$0
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Magnetek, Inc.
S & P Smallcap 600
New Peer Group
Old Peer Group

New Peer Group: Valmont Industries, Xantrex Technology Inc., Satcon Technologies Corp., Regal Beloit Corp.

Old Peer Group: C&D Technologies Inc., Power-One, Inc., Satcon Technologies Corp., SL Industries, Inc., Vicor Corp.

Magnetek has not paid any cash dividends on its Common Stock and does not anticipate paying cash dividends in the near future. The ability of the Company to pay dividends on its Common Stock is restricted by provisions in the Company's 2006 bank loan agreement, which provides that the Company may not declare or pay any dividend or make any distribution with respect to its capital stock.

The Company did not repurchase any of its Common Stock during fiscal year 2007. There were no unregistered sales of equity securities during fiscal year 2007.

ITEM 6. SELECTED FINANCIAL DATA

The information called for by this Item 6 is hereby incorporated by reference to the section of the Company's 2007 Annual Report entitled "Selected Financial Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information called for by this Item 7 is hereby incorporated by reference to the section of the Company's 2007 Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this Item 7A is hereby incorporated by reference to the section of the Company's 2007 Annual Report entitled "Quantitative and Qualitative Disclosures About Market Risk."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this Item 8 is hereby incorporated by reference to the Company's Consolidated Financial Statements and the corresponding Report of Independent Registered Public Accounting Firm in the Company's 2007 Annual Report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Magnetek had no disagreements with its independent accountants in fiscal 2007 with respect to accounting and financial disclosure, and has not changed its independent accountants during the two most recent fiscal years.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Management, under the supervision of and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of July 1, 2007.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

I. pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;
II. provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that the receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
III. provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Therefore, even effective internal control over financial reporting can only provide reasonable assurance with respect to the reliability of financial reporting and the preparation and presentation of financial statements. Also, projections of any evaluation about the effectiveness of internal control over financial reporting to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management evaluated the effectiveness of the Company's internal control over financial reporting as of July 1, 2007. In making this evaluation, management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that the Company maintained effective internal control over financial reporting as of July 1, 2007 based on the criteria set forth in *Internal Control-Integrated Framework* issued by the COSO.

The Company's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting, which is included with this Annual Report on Form 10-K.

(c) Changes in Controls and Procedures

No change in internal control over financial reporting occurred during the period ended July 1, 2007, that has materially affected, or is reasonably likely to materially affect, such internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Magnetek, Inc. did maintain effective internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Magnetek, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Magnetek, Inc. maintained effective internal control over financial reporting as of July 1, 2007, is fairly stated, in all material respects, based on the COSO control criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Magnetek, Inc. as of July 1, 2007 and July 2, 2006 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended July 1, 2007 and our report dated August 17, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
August 17, 2007

ITEM 9B. OTHER INFORMATION

No other information is required to be reported for matters not disclosed on Form 8-K during the period ended July 1, 2007.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information called for by this Item 10 is hereby incorporated by reference to the sections of the Company's 2007 Proxy Statement entitled "Proposal No. 1 – Election of Board of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance", and "Supplementary Information – Executive Officers of the Company."

Supplemental Information-Code of Ethics

The Company has adopted a Code of Ethics for all of its directors and employees that contains portions specifically applicable to executives and officers of the Company, including the Chief Executive Officer, the Chief Financial Officer, the Controller and employees performing financial functions for the Company. The Code of Ethics is posted on Magnetek's website at www.magnetek.com. A copy of the Code of Ethics is available, without charge, to any shareholder who sends a written request to the Corporate Secretary at N49 W13650 Campbell Drive, Menomonee Falls, Wisconsin 53051. The Company intends to satisfy the disclosure requirements of Form 8-K regarding any amendment to, or waiver from, a provision of the Code of Ethics by posting such information on the Company's website, at the web address and location specified above.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by this Item 11 is hereby incorporated by reference to the section of the Company's 2007 Proxy Statement entitled "Compensation Discussion and Analysis" and the tables and narrative relating to Executive and Director compensation, "Compensation Committee Interlocks and Insider Participation" and "Report of the Compensation Committee."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The information called for by this Item 12 is hereby incorporated by reference to the sections of the Company's 2007 Proxy Statement entitled "Beneficial Ownership of Magnetek, Inc. Common Stock by Directors, Officers and Certain Other Owners," "Grants of Plan-Based Awards in Fiscal Year Table," "Outstanding Equity Awards at Fiscal Year End Table" and "Option Exercises and Stock Vested for Fiscal Year Table."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is hereby incorporated by reference to the sections of the Company's 2007 Proxy Statement entitled "Relationships and Related Transactions," "Compensation Committee Interlocks and Insider Participation," and "Corporate Governance Principles."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by this Item 14 is hereby incorporated by reference to the section of the Company's 2007 Proxy Statement entitled "Proposal No. 2 – Ratification of the Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Index to Consolidated Financial Statements, Consolidated Financial Statement Schedules and Exhibits:

	Annual Report to Stockholders Page
1. Consolidated Financial Statements	
Consolidated Statements of Operations for Years Ended July 1, 2007, July 2, 2006, and July 3, 2005	44
Consolidated Balance Sheets at July 1, 2007 and July 2, 2006	45
Consolidated Statements of Stockholders' Equity for Years Ended July 1, 2007, July 2, 2006, and July 3, 2005	46
Consolidated Statements of Cash Flows for Years Ended July 1, 2007, July 2, 2006, and July 3, 2005	47
Notes to Consolidated Financial Statements	48
Report of Independent Registered Public Accounting Firm	70
2. Consolidated Financial Statement Schedule	
Schedule II—Valuation and Qualifying Accounts	27
Report of Independent Registered Public Accounting Firm	29

All other financial statement schedules have been omitted because of the absence of conditions under which they are required or applicable, or because the information required is included in the Consolidated Financial Statements and related notes.

3. Exhibit Index

The following exhibits are filed as part of this Annual Report Form 10-K, or are incorporated herein by reference. Where an exhibit is incorporated by reference, the number which precedes the description of the exhibit indicates the documents to which the cross-reference is made.

Exhibit No.	Note	Description of Exhibit
3.1	(1)	Restated Certificate of Incorporation of the Company, as filed with the Delaware Secretary of State on November 21, 1989.
3.2	(2)	By-laws of the Company, as amended and restated.
4.1	(3)	Registration Rights Agreement, dated as of April 29, 1991, by and among the Company, Andrew G. Galef, Frank Perna, Jr. and the other entities named therein.
4.2	(4)	Registration Rights Agreement, dated as of June 28, 1996, by and between the Company and U.S. Trust Company of California, N.A.
4.3	(18)	Registration Rights Agreement, dated as of June 26, 2002, by and between the Company and U. S. Trust Company N.A.
4.4	(9)	Rights Agreement, dated as of April 30, 2003, by and between the Company and The Bank of New York, as Rights Agent.
4.5	(18)	Agreement for Registration Rights, dated as of September 15, 2003, by and between the Company and SEI Private Trust Company.
4.6	(23)	Registration Rights Agreement, dated as of October 3, 2003, by and between the Company and each B. Riley Investor.
10.1*	(5)	Second Amended and Restated 1989 Incentive Stock Compensation Plan of Magnetek, Inc. ("1989 Plan").
10.2*	(4)	Amendment No. 1 to 1989 Plan.

10.3*	(4)	Standard Terms and Conditions Relating to Non-Qualified Stock Options, revised as of July 24, 1996, pertaining to the 1989 Plan.
10.4*	(4)	Form of Non-Qualified Stock Option Agreement Pursuant to the Second Amended and Restated 1989 Incentive Stock Compensation Plan of the Company.
10.5*	(6)	Magnetek, Inc. 1997 Non-Employee Director Stock Option Plan (the "DSOP").
10.6*	(7)	First Amendment to the DSOP, dated as of July 26, 2000.
10.7*	(3)	1991 Discretionary Director Incentive Compensation Plan of the Company.
10.8*	(8)	1999 Stock Incentive Plan of the Company (the "1999 Plan").
10.9*	(8)	2000 Employee Stock Plan of the Company (the "2000 Plan").
10.10*	(8)	Standard Terms and Conditions Relating to Non-Qualified Stock Options, effective as of October 19, 1999, pertaining to the 1999 Plan and the 2000 Plan.
10.11*	(10)	Magnetek, Inc. Amended and Restated Director Compensation and Deferral Investment Plan (the "DDIP").
10.12*	(19)	Amendment to the DDIP.
10.13*	(11)	Non-Qualified Stock Option Agreement, dated as of January 27, 1997, by and between the Company and David P. Reiland.
10.14*	(25)	2004 Stock Incentive Plan of Magnetek, Inc.
10.15*	(26)	Form of Non-Qualified Stock Option Agreement Pursuant to 2004 Stock Incentive Plan.
10.16*	(26)	Form of Restricted Stock Award Agreement Pursuant to 2004 Stock Incentive Plan.
10.17*	(25)	Second Amendment to the 1997 Non-Employee Director Stock Option Plan of Magnetek, Inc.
10.18*	(24)	Executive Employment Agreement, dated as of May 9, 2005, by and between the Company and Thomas G. Boren.
10.19*	(13)	Change of Control Agreement, dated as of October 20, 1998, by and between Antonio Canova and the Company.
10.20*	(13)	Change of Control Agreement, dated as of October 20, 1998, by and between Alexander Levran and the Company.
10.21*	(13)	Change of Control Agreement, dated as of October 20, 1998, by and between David P. Reiland and the Company.
10.22*	(14)	Change of Control Agreement, dated as of January 30, 2004, by and between Tina McKnight and the Company.
10.23*	(20)	Amended and Restated Change of Control Agreement, dated as of April 30, 2003, by and between Tina McKnight and the Company.
10.24*	(16)	Change of Control Agreement, dated as of December 11, 2002, by and between Peter McCormick and the Company.
10.25*	(18)	Change of Control Agreement, dated as of July 29, 2003, by and between Marty Schwenner and the Company.
10.26*	(27)	Change of Control Agreement, dated as of September 29, 2005, by and between Stephen Torres and the Company.
10.27	(15)	Tax Agreement, dated as of February 12, 1986, by and between the Company and Farley Northwest Industries, Inc.
10.28	(26)	Credit Agreement, dated as of September 30, 2005, by and among the Company, Magnetek ADS Power, Inc., Magnetek Mondel Holding, Inc., and Wells Fargo Foothill, Inc.
10.29	(26)	Financing Agreement, dated as of September 30, 2005, by and among the Company, Magnetek ADS Power, Inc., Magnetek Mondel Holding, Inc., MagneTek National Electric Coil, Inc., Magnetek Alternative Energy, Inc., Mondel ULC, and Ableco Finance, LLC.
10.30	(26)	Definitions to Credit Agreements referenced in Exhibits 10.28 and 10.29 above.
10.31	(28)	First Amendment to Credit Agreement and Waiver, dated as of November 29, 2005, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Wells Fargo Foothill, Inc., as administrative agent.
10.32	(28)	Amendment No. 1 to Financing Agreement, dated as of November 29, 2005, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Ableco Finance LLC, as collateral agent and administrative agent.
10.33	(29)	Second Amendment to Credit Agreement and Waiver, dated as of April 20, 2006, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Wells Fargo Foothill, Inc., as administrative agent.
10.34	(29)	Amendment No. 2 to Financing Agreement, dated as of April 24, 2006, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Ableco Finance LLC, as collateral agent and administrative agent.

10.35	(12)	Lease of Pomaz, Hungary facility.
10.36	(17)	Lease of Menomonee Falls, Wisconsin facility, dated as of July 23, 1999.
10.37	(21)	Contract, dated as of July 10, 2003, for Current Account Credit With Mortgage Lien Pursuant to Article 38 and Subsequent Articles of Legislative Decree No. 385/1993 (Republic of Italy).
10.38	(22)	Joinder Agreement, dated as of April 23, 2004, by and among the Company, SEI Private Trust Company and LaSalle Bank, N.A.
10.39	(30)	Agreement for the Sale of Magnetek, Inc. Power Electronics Group, dated as of September 28, 2006, by and between the Company and Power-One, Inc.
10.40	(30)	Forbearance Agreement, dated as of September 22, 2006, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Ableco Finance LLC, as collateral agent and administrative agent.
10.41	(30)	Forbearance Agreement, dated as of September 22, 2006, by and among the Company, certain subsidiaries of the Company party thereto, the lenders party thereto and Wells Fargo Foothill, Inc. as administrative agent.
10.42*	(31)	Amendment No. 2 to the DDIP.
10.43*	(32)	Incentive Bonus Agreement, dated as of January 5, 2007, by and between the Company and David P. Reiland.
10.44*	(32)	Form of Amendment No. 1 to Change of Control Agreement, effective as of January 5, 2007.
10.45	(33)	Settlement Agreement and Release, dated as of May 1, 2007, by and between the Company and Samsung Electro-Mechanics Co.
10.45	(34)	Settlement Agreement, dated as of May 24, 2007, by and among by and among the Company, Magnetek Controls, Inc., Magnetek National Electric Coil, Inc., Federal-Mogul Corporation, Federal-Mogul Products, Inc., and certain other parties thereto.
10.46*	**	First Amendment to the 2004 Stock Incentive Plan.
10.47*	**	Form of Stock Option Agreement for 2004 Stock Incentive Plan.
10.48	(2)	Lease of Second Menomonee Falls, Wisconsin facility, dated as of November 26, 2006.
10.49	(2)	Lease Amendment for Menomonee Falls, Wisconsin facility, dated as of April 5, 2007.
13.1	**	2007 Annual Report.
21.1	**	Subsidiaries of the Registrant as of July 1, 2007.
23.1	**	Consent of Independent Registered Public Accounting Firm.
31.1	**	Certification Pursuant to 15 U.S.C. Section 7241.
31.2	**	Certification Pursuant to 15 U.S.C. Section 7241.
32.1	**	Certifications Pursuant to 18 U.S.C. Section 1350.

* Indicates a management contract or compensatory plan or arrangement.

** Filed with this Form 10-K.

(1) Previously filed with the Registration Statement on Form S-3 filed on August 1, 1991, Commission File No. 33-41854, and incorporated herein by this reference.

(2) Previously filed with Form 8-K filed August 23, 2007 and incorporated herein by this reference.

(3) Previously filed with Form 10-K for Fiscal Year ended June 30, 1991 and incorporated herein by this reference.

(4) Previously filed with Form 10-K for Fiscal Year ended June 30, 1996 and incorporated herein by this reference.

(5) Previously filed with Form 10-Q for quarter ended December 31, 1994 and incorporated herein by this reference.

(6) Previously filed with the Registration Statement on Form S-8 filed on February 10, 1998, Commission File No. 333-45935, and incorporated herein by this reference.

(7) Previously filed with Form 10-Q for quarter ended September 30, 2000 and incorporated herein by this reference.

(8) Previously filed with Form 10-Q/A for quarter ended September 30, 1999 and incorporated herein by this reference.

(9) Previously filed with Form 8-K filed May 12, 2003 and incorporated herein by this reference.

(10) Previously filed with the Registration Statement on Form S-8 filed on February 10, 1998, Commission File No. 333-45939, and incorporated herein by this reference.

(11) Previously filed with Form 10-Q for quarter ended March 31, 1997 and incorporated herein by this reference.

(12) Previously filed with Form 10-K for Fiscal Year ended July 2, 2000 and incorporated herein by this reference.

(13) Previously filed with Form 10-Q for quarter ended December 31, 1998 and incorporated herein by this reference.

(14) Previously filed with Form 10-Q for quarter ended December 31, 2000 and incorporated herein by this reference.

(15) Previously filed with Amendment No. 1 to Registration Statement of Form S-1 filed on February 14, 1986, Commission File No. 002-97500, and incorporated herein by this reference.

(16) Previously filed with Form 10-Q for Quarter ended December 31, 2002 and incorporated herein by this reference.

(17) Previously filed with Form 10-K for Fiscal Year ended June 27, 1999 and incorporated herein by this reference.

(18) Previously filed with Form 10-Q for quarter ended September 30, 2003 and incorporated herein by this reference.

(19) Previously filed with Form 10-Q for quarter ended March 31, 2002 and incorporated herein by this reference.

(20) Previously filed with Form 10-K for Fiscal Year ended June 30, 2003 and incorporated herein by this reference.

(21) Previously filed with Registration Statement on Form S-3 filed on November 13, 2003, Commission File No. 333-110460, and incorporated herein by this reference.

(22) Previously filed with Registration Statement on Form S-3 filed on May 21, 2004, Commission File No. 333-115724, and incorporated herein by this reference.

(23) Previously filed with Form 8-K dated October 21, 2003 and incorporated herein by this reference.

(24) Previously filed with Form 8-K dated June 30, 2005 and incorporated herein by this reference.

(25) Previously filed with Definitive Proxy Statement filed September 22, 2004 and incorporated herein by this reference.

(26) Previously filed with Form 10-Q for quarter ended October 2, 2005 and incorporated herein by this reference.

(27) Previously filed with Form 10-K for Fiscal Year ended July 3, 2005 and incorporated herein by this reference.

(28) Previously filed with Form 8-K filed December 6, 2005 and incorporated herein by this reference.

(29) Previously filed with Form 8-K filed April 26, 2006 and incorporated herein by this reference.

(30) Previously filed with Form 10-K for Fiscal Year ended July 2, 2006 and incorporated herein by this reference.

(31) Previously filed with Definitive Proxy Statement filed September 29, 2006 and incorporated herein by this reference.

(32) Previously filed with Form 8-K filed January 11, 2007 and incorporated herein by this reference.

(33) Previously filed with Form 8-K filed May 1, 2007 and incorporated herein by this reference.

(34) Previously filed with Form 8-K filed June 4, 2007 and incorporated herein by this reference.

SCHEDULE II

MAGNETEK, INC.
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JULY 2, 2005, JULY 2, 2006 AND JULY 1, 2007
(amounts in thousands)

	Balance at Beginning of year	Additions charged to earnings	Deductions from Allowance	Other	Balance at end of year
July 3, 2005					
Allowance for doubtful receivables	$490	$603	$(321)	$1	$773
July2, 2006					
Allowance for doubtful receivables	$773	$140	$(192)	$2	$723
July 1, 2007					
Allowance for doubtful receivables	$723	$177	$(175)	$1	$726

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Menomonee Falls, State of Wisconsin, on the 24th day of August, 2007.

MAGNETEK, INC.
(Registrant)

/s/ DAVID P. REILAND
David P. Reiland
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	*Title*	*Date*
/s/ MITCHELL I. QUAIN Mitchell I. Quain	Chairman of the Board of Directors	August 24, 2007
/s/ DEWAIN K. CROSS Dewain K. Cross	Director	August 24, 2007
/s/ YON Y. JORDEN Yon Y. Jorden	Director	August 24, 2007
/s/ DAVID P. REILAND David P. Reiland	Director and Chief Executive Officer	August 24, 2007
/s/ MARTY J. SCHWENNER Marty J. Schwenner	Vice President and Chief Financial Officer (Principal Financial Officer)	August 24, 2007
/s/ RYAN D. GILE Ryan D. Gile	Vice President and Controller (Principal Accounting Officer)	August 24, 2007

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of Magnetek's Chief Executive Officer and Chief Financial Officer required under Section 302 and 906 of the Sarbanes-Oxley Act of 2002 have been filed with the Securities and Exchange Commission as Exhibits 31.1, 31.2, and 32.1 to the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2007.

Additionally, in November 2006, Magnetek's Chief Executive Officer filed with the New York Stock Exchange ("NYSE") the annual certification required to be furnished pursuant to Section 303A.12 of the NYSE Listed Company Manual. The certification confirmed that Magnetek's Chief Executive Officer was not aware of any violation by Magnetek of the NYSE's corporate governance listing standards.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the consolidated financial statements of Magnetek, Inc. as of July 1, 2007 and July 2, 2006 and for each of the three years in the period ended July 1, 2007, and have issued our report thereon dated August 17, 2007 (included elsewhere in this Annual Report on Form 10 K). Our audits also included the financial statement schedule listed in Item 15(a) of this Annual Report on Form 10 K. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
August 17, 2007

SELECTED FINANCIAL DATA

The selected financial data for Magnetek, Inc. (the "Company" or "Magnetek") presented below reflect the historical financial results of the Company's divested power electronics business within discontinued operations for all periods presented, as described in Note 2 of Notes to Consolidated Financial Statements.

Statement of Operations Data

For the years ended (Amounts in thousands, except per share data)	July 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003
Net sales	$103,808	$101,657	$ 86,346	$ 79,420	$ 75,570
Gross profit	28,927	30,137	26,337	23,176	23,021
Gross profit %	27.9%	29.6%	30.5%	29.2%	30.5%
Income (loss) from operations	$ (3,048)	$ (3,289)	$ (5,147)	$ (6,904)	$ 23,561
Net income (loss):					
Continuing operations	$ (5,186)	$ (7,373)	$ (6,551)	$(12,609)	$ 11,813
Discontinued operations	(2,806)	(39,476)	(20,319)	(462)	(47,657)
Net loss	$ (7,992)	$ (46,849)	$(26,870)	$(13,071)	$(35,844)
Per common share - basic and diluted:					
Net income (loss) from continuing operations	$ (0.18)	$ (0.25)	$ (0.23)	$ (0.47)	$ 0.50
Net loss from discontinued operations	$ (0.10)	$ (1.36)	$ (0.71)	$ (0.02)	$ (2.02)
Net loss	$ (0.27)	$ (1.62)	$ (0.94)	$ (0.48)	$ (1.52)

Net loss for the fiscal year ended July 2, 2006 includes asset impairment charges of $37.8 million included in discontinued operations.

Net loss for the fiscal year ended July 3, 2005 includes a $22.0 million patent arbitration charge included in discontinued operations.

Net loss for the fiscal year ended June 27, 2004 includes a $6.7 million provision for income taxes to increase the valuation allowance against the Company's deferred tax assets.

Net loss for the fiscal year ended June 29, 2003 includes a $27.8 million pre-tax gain ($17.2 million after-tax) from termination of the Company's retiree medical plan; discontinued operations includes after-tax charges of $38.7 million for asset impairment and a $3.3 million after-tax charge for settlement of litigation.

Balance Sheet Data

(Amounts in thousands)	July 1, 2007	July 2, 2006	July 3, 2005	June 27, 2004	June 29, 2003
Total assets	$104,738	$233,026	$229,180	$228,024	$221,326
Long-term debt, including current portion	32	27,455	3,980	4,295	9,250
Other long term obligations	1,709	1,106	-	-	-
Pension benefit obligations	15,965	45,494	70,568	31,366	51,356
Stockholders' equity	41,473	42,908	46,060	109,922	78,671

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Magnetek, Inc. is global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator, telecommunications ("telecom") and energy delivery applications. Our systems consist primarily of programmable motion control and power conditioning systems used in the following applications: overhead cranes and hoists; elevators; wireless telecom; coal mining equipment; and fuel cells and wind turbines. We believe that with our technical and productive resources we are well positioned to respond to increasing demand in our served markets. Our operations are located in North America, predominantly in Menomonee Falls, Wisconsin, the location of our Company headquarters.

Our material handling offerings include drives, radio remote controls, and braking, collision-avoidance, and electrification subsystems, sold primarily to original equipment manufacturers ("OEMs") of overhead cranes and hoists. We have a significant market share in North America in alternating current ("AC") drives and believe we have growth opportunities in direct current ("DC") drives for retrofit applications and in wireless remote controls.

Our elevator product offerings are comprised of highly integrated subsystems and drives used to control motion primarily in high-rise, high speed elevator applications. Our products are sold mainly to elevator OEMs and we have a significant share of the available market for DC drives and subsystems used in high-rise elevators for both new and retrofit projects. We believe we have opportunities for growth in available elevator markets by introducing new energy-saving product offerings for both DC and AC applications, expanding the breadth of our product offering to include competitive low-end products for lower performance applications, and using our new product offerings to expand geographically, primarily into Asia.

Our telecom product offerings are focused on providing back-up power for wireless applications. During fiscal year 2005, we reclassified the assets and liabilities of our telecom power business as held for sale, and the results of operations of the business as discontinued operations. During fiscal year 2006, we reached various stages of negotiations with several interested parties, however, we were not able to reach an agreement to sell the business. In October 2006 (fiscal 2007), we decided to retain the business and initiated restructuring actions in order to improve its operating results. We completed the relocation of the manufacturing operations from Dallas, Texas to Menomonee Falls, Wisconsin during the third quarter of fiscal 2007. We are now focused on increasing sales by expanding our customer base and gaining market share in microwave backhaul and mobile power applications, as well as improving operating results through material cost reductions and improvements in manufacturing efficiency.

Our energy delivery product offerings include power inverters for wind turbines, which deliver AC power from multiple generators to the utility power grid. The wind market is growing very rapidly in North America as wind power is becoming increasingly competitive from a cost standpoint with more traditional methods of power generation. We believe our product offerings have us well positioned to take advantage of growth in the wind market and expect sales of inverters for wind applications to be our fastest revenue growth product over the next several years.

During fiscal 2007 we completed the divestiture of our power electronics business, repaid all of our outstanding debt, and made a $30 million contribution to our defined benefit pension plan. We also restructured our management team, reduced our corporate overhead by over $6 million annually and relocated our corporate headquarters as well as our telecom operations to Wisconsin. Our continuing operations returned to profitability during the second half of fiscal 2007.

The decision to divest our power electronics business resulted from our review of cash raising alternatives, completed late in fiscal 2006. Our operating results for the past several years have been negatively impacted by asset impairment and restructuring charges, and other expenses related to businesses we no longer own, including a $22 million charge (net of amounts previously recorded) in fiscal 2005 for a patent infringement arbitration award (see Note 11 of Notes to Consolidated Financial Statements). Early in fiscal 2006, we entered into financing agreements to provide funds for payment of the arbitration award, and placed $22.6 million into an escrow account to satisfy payment of the award in the event our ongoing appeal of the award is not successful. Higher interest expense and costs incurred to obtain these financing agreements negatively impacted our fiscal 2006 cash flows. In addition, scheduled debt repayments and required pension contributions in future periods were expected to negatively impact our future cash flows. As a result, during the fourth quarter of fiscal 2006, we decided to divest our power electronics business to enable us to address these pending obligations as well as provide funds for future growth initiatives. During the fourth quarter of fiscal year 2006, we reclassified the assets and liabilities of the power electronics business as held for sale, and the results of operations of this business as discontinued operations (see Note 2 of Notes to Consolidated Financial Statements).

In October 2006, we sold the power electronics business to Power-One, Inc. ("Power-One") for $63.5 million in cash (net of closing costs and post-closing adjustments) and the assumption by Power-One of approximately $16 million of Magnetek's debt (see Note 3 of Notes to Consolidated Financial Statements). We used a portion of the proceeds from the divestiture of the business to repay all of our remaining long-term debt, approximately $29 million, and also made a $30 million contribution to our defined benefit pension plan in December 2006. While the contribution has significantly reduced our funding obligation, additional contributions to our pension plan will be required beginning in April 2008, and could still be significant. We intend to use the remainder of the proceeds from the sale primarily to fund continuing operations.

The divestiture of our power electronics business resulted in a smaller company which compelled us to take actions to reduce our corporate overhead. Accordingly, in November 2006, we downsized certain corporate functions and decided to relocate our corporate headquarters from Chatsworth, California to Wisconsin. As discussed above, we also decided to retain our telecom power business. We completed the consolidation and restructuring of our manufacturing operations and administrative facilities during the third quarter of fiscal 2007. The resulting cost savings, together with a reduction in pension expense from the contribution to our pension plan and lower interest expense from reduced borrowings, enabled our continuing operations to generate net income for the third and fourth quarters of fiscal 2007.

While we are a smaller company following the divestiture of our power electronics business, we are a leader in several of our served markets, our operations are centralized in North America, and we believe we have good growth prospects heading into fiscal 2008. Our sales were $103.8 million in fiscal 2007, and we expect double-digit revenue growth in fiscal 2008; however, our sales growth is dependent on successful introduction of new products for elevator and wind markets. In addition, we may experience a cyclical slowdown in the material handling market, which comprised approximately half of our sales in fiscal 2007. Gross margins in our power control systems business have historically been in the range of upper 20% to 30% and we are targeting this level of gross margin going forward. Gross margin in fiscal 2007 was negatively impacted by restructuring costs in telecom operations and start up expenses related to production of new products. In addition, we will focus on controlling operating expenses and, through utilization of our net operating loss carryforwards for tax purposes, we believe the majority of our reported operating profit can be realized as net income.

Continuing Operations

Demand in certain of our key markets, mainly material handling, was strong during fiscal 2007 and our sales increased to $103.8 million, an increase of 2% from fiscal 2006 sales of $101.7 million. Gross profit as a percentage of sales declined from 29.6% in fiscal 2006 to 27.9% in fiscal 2007, mainly the result of restructuring, relocation costs and related manufacturing efficiency issues in our telecom business, and start up costs to install manufacturing capacity for new product offerings.

Our research and development ("R&D") expense, including the impact of approximately $0.6 million in restructuring costs, decreased to approximately $4.7 million in fiscal 2007 from $4.9 million in fiscal 2006. We continued to invest in developing new products for existing and new markets, including alternative energy products for wind applications, but also took actions to reduce costs in our corporate R&D function. We intend to continue to invest in R&D going forward, although the rate of growth in R&D investment may slow in fiscal 2008. Fiscal 2007 selling, general and administrative ("SG&A") expense decreased by $1.3 million compared to fiscal 2006, and at $27.3 million, represents more than 26% of sales. We expect SG&A to decrease in fiscal 2008, as upon the divestiture of our power electronics business, we consolidated administrative offices and implemented cost reduction actions to reduce both payroll costs and pension expense. Our fiscal 2007 general and administrative ("G&A") expense includes $1.3 million in restructuring charges, mainly severance costs, and also includes a one-time stock compensation charge of $1.1 million related to down-sizing actions. We also contributed to our defined benefit pension plan in fiscal 2007. Under current pension funding regulations, no mandatory contributions are required until April 2008, and required contributions in periods subsequent to fiscal 2008 could be significant (see "Summary of Contractual Obligations and Commitments"). Our future annual pension expense included in our results of operations will depend on future interest rate levels, investment returns in equity and fixed income markets, and the level and timing of contributions we make to the plan.

Capital expenditures in fiscal 2007 were $1.6 million compared to fiscal 2007 depreciation expense of $1.4 million. Our total long-term debt decreased during fiscal 2007 from $27.4 million to zero, as we used proceeds from the divestiture of our power electronics business to repay all of our outstanding debt.

Going into fiscal 2008, we believe that future sustained profitability is dependent upon increased revenues and improvements in gross margins. Improvement in our gross margins is mainly dependent upon a continuing economic expansion, successful introduction of new products at acceptable margins, and improvement in operating performance in our telecom business. Given our current cost structure with reduced operating expenses, the lack of outstanding debt, and the availability of tax loss carryforwards to offset future taxable income, we believe the majority of any incremental gross margin we earn will be realized as net income, and therefore the key driver of increased net income for us is higher gross margins.

Discontinued Operations

The results of our divested power electronics business, as well as certain income and expenses related to other divested businesses, have been classified as discontinued operations in the accompanying consolidated financial statements and footnotes for all periods presented. The assets and liabilities of our divested power electronics business are classified as held for sale in the accompanying consolidated balance sheets as of July 2, 2006.

Our fiscal 2007 loss from discontinued operations was $2.8 million, due mainly to losses incurred by our divested power electronics business of $2.3 million prior to its divestiture in October 2006. In addition, the loss from discontinued operations includes a loss on the sale of our power electronics business of $0.4 million including post-closing purchase price adjustments (see Note 3 of Notes to Consolidated Financial Statements). Costs associated with other previously owned businesses were $1.7 million for fiscal 2007. These costs have historically included charges for an arbitration award in a patent infringement claim and related legal fees, as well as certain expenses for workers' compensation claims, environmental issues, and asbestos claims (see Note 11 of Notes to Consolidated Financial Statements). All of these issues relate to businesses we no longer own and most relate to indemnification agreements we provided when we divested those businesses. Also included in our fiscal 2007 loss from discontinued operations was $2.0 million of income from the favorable settlement of litigation in a development dispute, partially offset by $0.5 million in legal fees related to the lawsuit and settlement.

Going forward, our discontinued operations will include additional costs we may incur related to businesses no longer owned and may include additional costs above those currently estimated and accrued related to the divestiture of our power electronics business.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 1, 2007 COMPARED WITH YEAR ENDED JULY 2, 2006

Net Sales and Gross Profit

Net sales increased 2.1% to $103.8 million in fiscal 2007 from $101.7 million in fiscal 2006. The increase in net sales in fiscal 2007 was due primarily to increased sales of material handling systems, $4.8 million, and elevator product, $1.5 million, offset by lower sales in energy systems and telecom markets. Net sales by market were as follows, in millions:

Fiscal Year Ended	July 1, 2007		July 2, 2006	
Material handling	$ 61.8	60%	$ 57.0	56%
Elevator motion control	19.0	18%	17.5	17%
Telecom power systems	16.0	15%	18.6	18%
Energy systems	7.0	7%	8.6	9%
Total net sales	$103.8	100%	$101.7	100%

Fiscal 2007 and fiscal 2006 each contained 52 weeks.

Gross profit in fiscal 2007 decreased to $28.9 million (27.9% of sales) from $30.1 million (29.6% of sales) in fiscal 2006. The $1.2 million decline in gross profit was due to restructuring costs incurred in relocating our telecom power business of $0.9 million, lower sales volume in telecom and energy systems, $1.0 million, due in part to the lower sales of our residential solar product line, start up costs and manufacturing efficiency issues in telecom and energy systems, and unfavorable sales mix in the elevator market, partially offset by the favorable impact on gross profit of $1.6 million from higher sales of material handling systems.

Operating Expenses

Research and development expense was $4.7 million in fiscal 2007, or 4.5% of sales, compared to $4.9 million, or 4.8% of sales, in fiscal 2006. Fiscal 2007 R&D includes $0.6 million in restructuring costs related to elimination of our corporate R&D function. The decreased spending in R&D expense in fiscal 2007 as compared to fiscal 2006 also reflects the substantial completion of new product development programs for elevator and wind markets. Selling, general and administrative expense was $27.3 million, or 26.3% of sales, in fiscal 2007 compared to $28.6 million, or 28.1% of sales, in fiscal 2006. Selling expenses were $11.1 million, or 10.7% of sales in fiscal 2007 compared to $10.2 million, or 10.0% of sales in fiscal 2006. The increase is mainly due to higher volume-related expenses in fiscal 2007 as compared to fiscal 2006, as well as increased spending on payroll-related costs. G&A expense was $16.2 million in fiscal 2007 compared to $18.4 million in fiscal 2006. The decrease in G&A expense in fiscal 2007 as compared to fiscal 2006 mainly reflects reduced corporate payroll-related costs from restructuring actions, reduced professional fees and lower pension expense. Fiscal 2007 G&A expense includes severance charges of $1.3 million and one-time stock compensation charges of $1.1 million from stock awards, accelerated vesting of stock options and restricted stock for employees and directors no longer employed as a result of downsizing actions. Fiscal 2007 pension expense was $2.0 million compared to $3.7 million in fiscal 2006. The decrease in pension expense was mainly due to a contribution of $30.0 million to our defined benefit pension plan in December 2006, which reduced our pension expense in the second half of fiscal 2007 to $0.3 million.

Loss from Operations

Loss from operations was $3.0 million in fiscal 2007, comparable to a loss from operations of $3.3 million in fiscal 2006. The loss from operations in fiscal 2007 includes the impact of restructuring and relocation of both our telecom power business as well as our corporate administrative functions.

Interest Income and Expense and Other Expense

Interest income was $2.0 million and interest expense was $2.4 million in fiscal 2007. Interest income was $0.7 million and interest expense was $3.2 million in fiscal 2006. The increase in interest income in fiscal 2007 as compared to fiscal 2006 was due to higher cash balances during much of fiscal 2007 and $0.3 million in interest income related to a previous tax settlement.

The decrease in interest expense in fiscal 2007 was mainly due to the repayment of all of our outstanding debt following the divestiture of our power electronics business in October 2006. Fiscal 2007 interest expense includes the write-off of deferred financing assets of $0.7 million from the early retirement of debt. Interest expense in fiscal 2006 reflects interest on outstanding borrowings and deferred financing amortization.

Other expense of $0.4 million in fiscal 2007 is comprised of a prepayment penalty of $0.3 million related to the early repayment of our term loan in October 2006 and a loss of $0.1 million on the sale of our metal fabrication fixed assets and inventory to a third party.

Provision for Income Taxes

Despite the pretax loss of $3.9 million in fiscal 2007 and the pretax loss of $5.8 million in fiscal 2006, we recorded tax provisions in those periods of $1.3 million and $1.5 million respectively, due to non-cash deferred tax provisions related to changes in deferred tax liabilities from goodwill amortization and to a lesser extent, provisions for income taxes on our pretax income in Canada (see Note 10 of Notes to Condensed Consolidated Financial Statements).

As of July 1, 2007, our U.S. net operating loss carryforward ("NOL") was approximately $178 million and our capital loss carryforwards were approximately $31 million. The potential tax benefit of all carryforwards, approximately $98 million, has been fully reserved with a valuation allowance and therefore there is no net tax asset on the consolidated balance sheets related to this asset at July 1, 2007. Our NOL has carryforward periods of 15 to 20 years with expiration dates ranging from 2013 to 2027. Since our balance sheet reflects no benefit of such NOL's, we anticipate that no federal tax expense (other than alternative minimum tax) would be recorded if and when U.S. taxable income is generated and such carryforwards are utilized.

Loss from Continuing Operations

In fiscal 2007, we recorded a loss from continuing operations of $5.2 million, or a $0.18 loss per share, basic and diluted, compared to a fiscal 2006 loss from continuing operations of $7.4 million, or a $0.25 loss per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2007 of $2.8 million, or a $0.10 loss per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2006 of $39.5 million, or a $1.36 loss per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2007 was comprised of losses in our divested power electronics business of $2.3 million, expenses related to previously divested businesses of $1.7 million, the loss we recorded on the sale of the power electronics business of $0.4 million, and legal fees incurred related to litigation of a development dispute, partially offset by $2.0 million of income from the favorable settlement of the development dispute (see Note 2 of Notes to Consolidated Financial Statements). The loss from discontinued operations in fiscal 2006 was comprised of a goodwill impairment charge of $22.4 million, a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of our power electronics business, operating losses in our power electronics business of $2.8 million, and other expenses related to businesses we no longer own, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related legal fees, totaling $3.6 million.

Net Loss

We recorded a net loss in fiscal 2007 of $8.0 million, or a $0.27 loss per share on both a basic and diluted basis, compared to a fiscal 2006 net loss of $46.8 million, or a $1.62 loss per share on both a basic and diluted basis.

RESULTS OF OPERATIONS FOR YEAR ENDED JULY 2, 2006 COMPARED WITH YEAR ENDED JULY 3, 2005

Net Sales and Gross Profit

Net sales increased 17.7% to $101.7 million in fiscal 2006 from $86.3 million in fiscal 2005. The increase in net sales in fiscal 2006 was due primarily to increased sales of telecom power systems, $8.3 million, and material handling systems, $4.5 million. Net sales by market were as follows, in millions:

Fiscal Year Ended	July 2, 2006		July 3, 2005	
Material handling	$ 57.0	56%	$52.5	61%
Elevator motion control	17.5	17%	17.4	20%
Telecom power systems	18.6	18%	10.3	12%
Energy systems	8.6	9%	6.1	7%
Total net sales	$101.7	100%	$86.3	100%

Fiscal 2006 contained 52 weeks; fiscal 2005 contained 53 weeks.

Gross profit in fiscal 2006 increased to $30.1 million (29.6% of sales) compared to $26.3 million (30.5% of sales) in fiscal 2005. The $3.8 million improvement in gross profit for the year ended July 2, 2006 was mainly due to higher sales volumes to telecom and material handling markets. The reduction in gross profit as a percentage of sales for the year ended July 2, 2006 was due to sales price reductions and product mix in sales to elevator markets, and higher sales of lower margin alternative energy products for photo-voltaic (solar) markets.

Operating Expenses

R&D expense was $4.9 million in fiscal 2006, or 4.8% of sales, compared to $4.7 million, or 5.4% of sales, in fiscal 2005. The increase in R&D expense reflects continued investment in product development for new markets and applications such as power inverters for wind markets. Selling, general and administrative expense was $28.6 million, or 28.1% of sales, in fiscal 2006 compared to $26.8 million, or 31.0% of sales, in fiscal 2005. Selling expenses were $10.2 million, or 10.0% of sales in fiscal 2006 compared to $9.7 million, or 11.3% of sales in fiscal 2005. The increased selling expense in fiscal 2006 reflects higher sales volume as well as increased investment in marketing new products in alternative energy markets. G&A expense was $18.4 million in fiscal 2006 compared to $17.1 million in fiscal 2005. The increase of $1.2 million in G&A expense in fiscal 2006 was due to increased pension expense of $2.3 million, partially offset by lower rent expense of $0.8 million from relocation and consolidation of administrative facilities.

Loss from Operations

Our loss from operations was $3.3 million in fiscal 2006 compared to a loss from operations of $5.1 million in fiscal 2005. The reduction in loss from operations was due mainly to higher sales volume and increased gross profit, partially offset by higher spending in R&D, higher volume-related selling expenses, and higher pension expense.

Interest and Other Income and Expenses

Interest income was $0.7 million in fiscal 2006 compared to $0.1 million in fiscal 2005. Interest expense was $3.2 million in fiscal 2006 compared to $0.5 million in fiscal 2005, and as a result, net interest expense increased $2.1 million in fiscal 2006 compared to fiscal 2005. The increase in net interest expense in fiscal 2006 was due to higher outstanding debt balances, due mainly to borrowings associated with the Nilssen patent arbitration award (see Note 11 of Notes to Consolidated Financial Statements) and higher deferred financing amortization expense. In November 2005, we deposited $22.6 million into escrow to satisfy payment of the award in the event our appeal is not successful. The escrow deposit was funded by our $18.0 million term loan and $4.6 million from our revolving debt facility. The term loan bore interest at a rate of 12.6% while we received interest on the escrow deposit at a rate of 4.7%. As a result, both our reported interest income and expense increased in fiscal 2006 as compared to fiscal 2005.

Deferred financing amortization expense included in interest expense was $0.9 million in fiscal 2006 compared to $0.3 million in fiscal 2005. The increase in deferred financing amortization expense in fiscal 2006 compared to fiscal 2005 was due to costs incurred in obtaining our new credit agreements entered into on September 30, 2005, as well as the write-off of deferred financing costs under our previous credit agreements.

Provision for Income Taxes

We recorded a provision for income taxes of $1.5 million in fiscal 2006, comprised of $1.1 million (non-cash) primarily to increase the deferred tax liability for tax deductible amortization of goodwill and $0.4 million related to our foreign operations. We recorded a provision for income taxes of $1.0 million in fiscal 2005, due to non-cash deferred tax provisions related to changes in deferred tax liabilities from goodwill amortization of $0.9 million and to a lesser extent, provisions for income taxes on our pretax income in Canada.

Loss from Continuing Operations

In fiscal 2006, we recorded a loss from continuing operations of $7.4 million, or a $0.25 loss per share, basic and diluted, compared to a fiscal 2005 loss from continuing operations of $6.6 million, or a $0.23 loss per share on both a basic and diluted basis.

Loss from Discontinued Operations

We recorded a loss from discontinued operations in fiscal 2006 of $39.5 million, or a $1.36 loss per share on both a basic and diluted basis, compared to a loss from discontinued operations in fiscal 2005 of $20.3 million, or a

$0.71 loss per share on both a basic and diluted basis. The loss from discontinued operations in fiscal 2006 is comprised of a goodwill impairment charge of $22.4 million (see Note 2 of Notes to Consolidated Financial Statements), a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of our power electronics business, operating losses in our power electronics business of $2.8 million, and other expenses related to businesses we no longer own, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related costs, totaling $3.7 million. The loss from discontinued operations in fiscal 2005 is comprised of a charge for an arbitration award related to a patent infringement claim of $22.0 million, and other expenses related to businesses we no longer own, mainly product liability costs, legal fees in the patent infringement claim and asbestos-related costs, totaling $4.7 million, partially offset by operating income in our power electronics business of $6.4 million.

Net Loss

We recorded a net loss in fiscal 2006 of $46.8 million, or a $1.62 loss per share on both a basic and diluted basis, compared to a fiscal 2005 net loss of $26.9 million, or a $0.94 loss per share on both a basic and diluted basis.

Liquidity and Capital Resources

Our cash balance, excluding restricted cash, increased $5.3 million during the 12 months ended July 1, 2007, from $0.1 million at July 2, 2006 to $5.4 million at July 1, 2007. Our primary source of cash during the 12 months ended July 1, 2007 was from the divestiture of our power electronics business. Our primary uses of cash during the same period were for debt repayment and a contribution to our defined benefit pension plan (see below). During the 12 months ended July 1, 2007, our accounts receivable balances increased $3.3 million and inventories increased $3.1 million, while accounts payable increased $4.4 million. We also paid approximately $1.6 million in severance costs during fiscal 2007 related to our corporate downsizing. Our capital expenditures for the year ended July 1, 2007 were $1.6 million and we are in the process of adding capacity for the production of wind inverters. We do not anticipate capital expenditures in fiscal 2008 will exceed $3.0 million. The expected amount of capital expenditures could change depending upon changes in revenue levels, our financial condition and the general economy.

As discussed in Notes 2 and 3 of the Notes to Consolidated Financial Statements, in October, 2006, we sold our power electronics business to Power-One for $63.5 million in cash (net of closing costs of $2.2 million and post-closing adjustments of $2.3 million) and the assumption of approximately $16.0 million in outstanding debt in Europe. We used approximately $29.0 million of the proceeds from the divestiture to repay all borrowings outstanding under our term loan with Ableco Finance LLC ("Ableco") and revolving credit facility with Wells Fargo Foothill, Inc. ("WFF") in October 2006. Pursuant to the terms of the loan agreement with Ableco, the agreement was terminated prior to the December 2007 expiration date in exchange for our payment to Ableco of $0.3 million. The revolving credit facility remains in place with availability of $12.1 million at July 1, 2007. We are currently in default under certain covenants of the revolving credit agreement, and we are in the process of obtaining a waiver. There were no borrowings outstanding under the revolving credit facility as of July 1, 2007.

Primarily as a result of the decline in interest rates over the past several years, the accumulated benefit obligation of our defined benefit pension plan currently exceeds plan assets. We used a portion of the proceeds from the divestiture of our power electronics business to contribute $30.0 million to our pension plan in December 2006 and under current funding regulations, actuarial projections indicate no contributions to the plan would be required before April 2008. Future required contributions will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the plan, and could still be significant.

We are subject to certain potential environmental and legal liabilities associated primarily with past divestitures (see Note 11 of Notes to Consolidated Financial Statements). In the fourth quarter of fiscal 2005, a decision was rendered in a patent infringement action brought against us by Ole K. Nilssen. In settlement of pending litigation, we agreed to submit the matter to binding arbitration, and in May 2005, the arbitrator awarded damages to Mr. Nilssen of $23.4 million, to be paid within ten days of the award. Nilssen's counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and we filed a counter-motion to vacate the award on grounds that it was fraudulently obtained. Our request for oral argument was granted and the hearing was held on October 19, 2005. The judge is expected to render his decision by mail after further consideration. An unfavorable decision by the Court could result in payment of the award of $22.6 million, net of previously paid amounts, to Nilssen, which would have a material adverse effect on our cash flows during the period in which payment would be made. We have adequate resources to support payment of the award if such a payment is necessary, as we currently have $22.9 million of restricted cash in an interest-earning escrow account.

Based upon current plans and business conditions, we believe that available cash balances, borrowing capacity under our revolving credit facility, and internally generated cash flows will be sufficient to fund anticipated operational needs, capital expenditures and other commitments over the next 12 months.

We do not have any off-balance sheet arrangements or variable interest entities as of July 1, 2007.

Summary of Contractual Obligations and Commitments

Future payments due under contractual obligations of the Company's continuing operations as of July 1, 2007 are as follows (in thousands):

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
Pension funding	$ 2,680	$20,990	$16,880	$ 7,210	$47,760
Operating leases	3,039	5,583	4,848	7,108	20,578
Purchase obligations	16,916	-	-	-	16,916
Capital lease obligations	11	21	-	-	32
Total	$22,646	$26,594	$21,728	$14,318	$85,286

Pension funding amounts in the table above are based on current regulations and actuarial calculations at July 1, 2007. Actual funding amounts could vary, depending on future interest rate levels and values in equity and fixed-income markets.

The amounts in the table above do not include our aggregate future minimum rentals to be received under noncancelable subleases of $6.4 million as of July 1, 2007.

Critical Accounting Policies

Our accounting policies are more fully described in Note 1 of Notes to Consolidated Financial Statements. As disclosed in Note 1, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and judgments by management that affect the reported amount of assets and liabilities, revenues, expenses, and related disclosures. Such estimates are based upon historical experience and other assumptions believed to be reasonable given known circumstances. Actual results could differ from those estimates. On an ongoing basis, we evaluate and update our estimates, and we believe the following discussion addresses our policies which are most critical to understanding our financial position and results of operations, and which require our most complex judgments.

Accounts Receivable

Accounts receivable represent amounts due from customers in the ordinary course of business. We are subject to losses from uncollectible receivables in excess of our allowances. We maintain allowances for doubtful accounts for estimated losses from customers' inability to make required payments. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. Our total allowance includes a specific allowance based on identification of customers where we feel full payment is in doubt, as well as a general allowance calculated based on our historical losses on accounts receivable as a percentage of historical sales. We believe that our methodology has been effective in accurately quantifying our allowance for doubtful accounts and do not anticipate changing our methodology in the future.

However, if the financial conditions of any of our customers were to deteriorate and impair their ability to make payments, additional allowances may be required in future periods. We believe that all appropriate allowances have been provided.

Inventories

Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. We identify potentially obsolete and excess inventory by evaluating overall inventory levels in relation to expected future requirements and market conditions, and provisions for excess and obsolete inventory and inventory valuation are recorded accordingly. Items with no usage for the past twelve months and no expected future usage are considered obsolete, and are disposed of or fully reserved. Reserves for excess inventory are determined based upon historical and anticipated usage as compared to quantities on hand. Excess inventory is defined as inventory items with on-hand quantities in excess of one year's usage and specified percentages are applied to the excess inventory value in determining the reserve. Our assumptions have not changed significantly in the past, and are not likely to change in the future. We believe that our assumptions regarding inventory valuation have been accurate in the past.

Long-Lived Assets and Goodwill

We periodically evaluate the recoverability of our long-lived assets, including property, plant and equipment. Impairment charges are recorded in operating results when the undiscounted future expected cash flows derived from an asset are less than the carrying value of the asset.

We are required to perform annual impairment tests of our goodwill, and may be required to test more frequently in certain circumstances. We have elected to perform our annual impairment test in the fourth quarter of our fiscal year. In assessing potential impairment, we make estimates regarding the fair value of the related long-lived assets. No impairments were recognized in long-lived assets or goodwill for the year ended July 1, 2007. For the year ended July 2, 2006, we recorded a goodwill impairment charge of $22.4 million related to our discontinued power electronics business, included in loss from discontinued operations in the consolidated statement of operations for fiscal 2006.

Pension Benefits

We sponsor a defined benefit plan that covers a number of current and former employees in the U.S. The valuation of our pension plan requires the use of assumptions and estimates that attempt to anticipate future events to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, expected rates of return on plan assets and mortality rates. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions. Our plan assets are comprised mainly of common stock and bond funds. The expected rate of return on plan assets is a long-term assumption and is generally not changed on an annual basis. The expected rate of return on plan assets was 9.0% in fiscal 2007, 2006 and 2005. The discount rate reflects the market for high-quality fixed income debt instruments and is subject to change each year. As of July 1, 2007, the discount rate used to determine the benefit obligation was 6.25% as compared to 6.375% at July 2, 2006. Changes in assumptions typically result in actuarial gains or losses that are amortized in accordance with the methods specified in Statement of Financial Accounting Standard ("SFAS") No. 87, *Employers' Accounting for Pensions, as Amended.* A decrease in the discount rate, as occurred during fiscal 2007, results in an increase to our projected benefit obligation and an actuarial loss, which typically results in increased future pension expense. However, we expect that our future pension expense will be lower than our pension expense over the past several fiscal years due to a $30 million contribution to our pension plan in December 2006, which will result in an increase in our expected return on plan assets in future periods.

Significant differences between our assumptions and actual future investment return or discount rates could have a material impact on our financial position or results of operations and related funding requirements.

Reserves for Contingencies

We periodically record the estimated impact of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, *Accounting for Contingencies.* SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur.

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment and we use our internal expertise and outside experts, as necessary, to help estimate the probability that a loss has been incurred and to assist in determining the amount or range of the loss. In those circumstances where we determined that it was probable that a loss had been incurred, our estimates of the amount of loss have been reasonably accurate.

Income Taxes

We operate in several taxing jurisdictions and are subject to a variety of income and related taxes. Judgment is required in determining our provision for income taxes and related tax assets and liabilities. We believe we have reasonably estimated our tax positions for all jurisdictions for all open tax periods. It is possible that, upon closure of our tax periods, our final tax liabilities could differ from our estimates.

We record deferred income tax assets in tax jurisdictions where we generate losses for income tax purposes. We also record valuation allowances against these deferred tax assets in accordance with SFAS No. 109, *Accounting for Income Taxes,* when in our judgment, the deferred income tax assets will likely not be realized in the foreseeable future.

Since fiscal 2002 we have provided valuation reserves against our U.S. deferred tax assets that result in a net deferred tax liability position. A portion of our deferred tax liability relates to tax-deductible amortization of goodwill that is no longer amortized for financial reporting purposes. Under applicable accounting rules, such deferred tax liabilities are considered to have an indefinite life and are therefore ineligible to be considered as a source of future taxable income in assessing the realization of deferred tax assets.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report and Form 10-K, including documents incorporated herein by reference, contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "estimate", "anticipate", "intend", "may", "might", "will", "would", "could", "project" and "predict", or similar words and phrases generally identify forward-looking statements. Forward-looking statements contained or incorporated by reference in this document, including those set forth in the CEO's Letter, the section of this Annual Report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the section of the Form 10-K entitled "Description of Business" include, but are not limited to, statements regarding projections of revenues, income or loss, capital expenditures, plans for future operations, products or services, legal issues and financing needs or expectations, as well as assumptions relating to the foregoing. Forward-looking statements are inherently subject to risks and uncertainties which in many cases are beyond the control of the Company and which cannot be predicted or quantified. As a result, future events and actual results could differ materially from those set forth in, contemplated by, or underlying forward-looking statements. Such risks and uncertainties include, but are not limited to, economic conditions in general, sensitivity to industry conditions, competitive factors such as technology and pricing pressures, business conditions in electronics, telecommunications, industrial equipment and energy markets, international sales and operations, dependence on major customers, increased material costs, risks and costs associated with acquisitions, litigation and environmental matters and the risk that the Company's ultimate costs of doing business exceed present estimates. A discussion of these and other specific risks is included below under the heading "Risk Factors Affecting the Company's Outlook." Forward-looking statements contained in this Annual Report and Form 10-K speak only as of the date of this document or, in the case of any document incorporated by reference, the date of that document. The

Company does not have an obligation to publicly update or revise any forward-looking statement contained or incorporated by reference in these documents to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time.

Risk Factors Affecting the Company's Outlook

Our future results of operations and the other forward-looking statements contained in our Report on Form 10-K and this Annual Report, including this section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations," involve a number of risks and uncertainties. In particular, the statements regarding future goals and strategies, new product introductions, penetration of new markets, projections of sales revenues, manufacturing costs and operating costs, pricing of our products and raw materials required to manufacture our products, gross margin expectations, relocation and outsourcing of production capacity, capital spending, research and development expenses, the outcome of pending legal proceedings and environmental matters, tax rates, sufficiency of funds to meet our needs including contributions to our defined benefit pension plan, and our plans for future operations, as well as our assumptions relating to the foregoing, are all subject to risks and uncertainties.

A number of other factors could cause our actual results to differ materially from our expectations. We are subject to all of the business risks facing public companies, including business cycles and trends in the general economy, financial market conditions, demand variations and volatility, potential loss of key personnel, supply chain disruptions, government legislation and regulation, and natural causes. The following list of risk factors is not all-inclusive. Other factors and unanticipated events could adversely affect our financial position or results of operations. We believe that the most significant potential risk factors that could adversely impact us are the following:

Economic Conditions and Demand for our Products

Demand for our products, which impacts our revenue and gross profit, is affected by general business and economic conditions. Demand for our products is also impacted by changes in customer order patterns, such as changes in inventory levels maintained by customers and the timing of customer purchases. If demand in certain of our served markets deteriorates in subsequent periods, our operating results could be adversely affected and operating losses could recur.

Competitive Industry

We operate in an intensely competitive industry characterized by rapid changes in technology, product demand, prices and lead times. Our future profitability depends on our ability to successfully identify and react to these changing trends. Specifically, achievement of our sales and profit goals is dependent in part upon our ability to successfully anticipate product demand, to introduce quality products to meet that demand in a timely manner at competitive prices, to gain acceptance of our products in the marketplace, to achieve cost reductions during the product life cycle and to adapt our existing product platforms in the event of changes in technology. Failure to do so could result in low returns on investment in new products and technologies, a loss of competitive position relative to our peers, obsolete products and technologies, and an adverse impact on our operating results. In addition, price erosion in response to competition in our served markets could have a material impact on our financial position or results of operations.

Dependence on New Products

Our expected growth in sales and profits is in part dependent upon the successful introduction of new products for the elevator and wind markets, acceptance of these new products by customers in those markets, and successful cost reduction efforts related to new products. Any delay in introduction of new products, customer acceptance of new products, or cost reduction actions could have an adverse impact on our financial position or results of operations.

Dependence on Customers and Credit Risk

We rely on several large customers for a significant portion of our sales. While we have taken actions to diversify our customer base, sales to our top three customers represented approximately 16% of our net sales in fiscal 2007. The loss of any such customers or significant decreases in any such customers' levels of purchases could have an adverse effect on our business. In addition, we are exposed to the credit risk of our customers, including risk of bankruptcy, and are subject to losses from uncollectible accounts receivable. If the financial conditions of any of our customers deteriorates and impairs their ability to make payments, we could incur future write-offs of accounts receivable that could have a material impact on our financial position, results of operations or cash flows.

Reliance on Suppliers

We purchase raw materials and subassemblies used in our products from third-party suppliers, and also purchase finished goods for resale to customers from third party subcontractors. If our suppliers or subcontractors cannot meet their commitments to us in terms of price, delivery, or quality, it may negatively impact our ability to meet our commitments to our customers. This could result in disruption of production, delay in shipments to customers, higher material costs, quality issues with our products and damage to customer relationships. In addition, increases in the cost of raw materials purchased from third party suppliers could negatively impact our gross profit and results of operations.

Competitive Size

We compete with crane and hoist drive manufacturers and drive system integrators, elevator drive manufacturers and control system integrators, mining machinery drive builders, and power inverter builders. The total number of such enterprises with whom we compete directly is believed to be fewer than 100. However, certain of our competitors are significantly larger and have substantially greater resources than us, and some are global in scope, whereas we currently compete primarily in the North American market.

International Business

While international sales currently account for approximately 12% of our revenue, currency exchange rates could impact our results. This is partially a currency translation issue with no economic impact on actual results. However, a fluctuation in exchange rates between a foreign currency and the U.S. dollar can have an economic impact on revenue and profit. Additional weakening in the value of the dollar against other currencies or changes in any of the other risks listed previously could have an adverse effect on our financial position or results of operations.

Restructuring and Outsourcing

We have taken actions to relocate some of our production capacity and may develop action plans regarding additional relocation, consolidation or outsourcing activities in the future. While we believe that these actions will result in a more competitive position and should also increase our gross profits and reduce our operating expenses, there is no guarantee that these plans will succeed. There is also no assurance that the expected cost savings and improvement in gross profits will be realized, and in addition, these actions may result in quality issues or delays in production or shipment to customers that could have an adverse impact on our results of operations. In addition, there is no assurance that any future activities not yet planned would provide any benefits to our operating results, and any such future plans may result in asset impairment charges.

Intellectual Property

We believe that our intellectual property is equal or superior to our competitors' and we do not know of any new technologies that could cause a shift away from digital power-electronic solutions. However, as a technology-based company we are highly dependent on both patented and proprietary intellectual property. Therefore, major advancements in digital power-electronic technology by competitors or the advent of technologies obviating digital power-electronic solutions could have an adverse effect on our financial position or results of operations.

Likewise, we could be adversely affected financially should we be judged to have infringed upon the intellectual property of others.

Pension Funding Obligations

Current actuarial estimates indicate that we will be required to make significant contributions to our defined benefit pension plan beginning in April 2008. Based upon current projections of our operating results and financial position, we believe that existing cash balances, amounts available under our revolving credit facility, and cash generated from operations will be sufficient to make all required pension contributions. However, if actual future operating results differ significantly from current projections, we may be required to seek additional sources of cash to enable us to fund required contributions under our pension plan.

Legal and Environmental Issues

Our results of operations could be adversely impacted by pending and future litigation, including claims related to, but not limited to, product liability, patent infringement, contracts, employment and labor issues, personal injury and property damage, including damage to the environment.

In some cases, we have agreed to provide indemnification against legal and environmental liabilities and potential liabilities associated with operations that we have divested, including certain motor, generator, lighting ballast, transformer, drive and power supply manufacturing operations. If we are required to make payments under such indemnification obligations, such payments could have a material adverse impact on our financial position, results of operations or cash flows. Further, we have been indemnified against potential legal and environmental liabilities and potential liabilities associated with operations that we have acquired, including lighting ballast, transformer, capacitor and crane brake manufacturing operations that were subsequently divested. If not borne by the indemnifiers, such liabilities, if any, could be borne by us and have an adverse effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risks has changed significantly as a result of the divestiture of our power electronics business in October 2006. Our exposure to interest rate risk decreased significantly, as we have no debt outstanding as of July 1, 2007, and our exposure to foreign currency exchange rates decreased significantly, as the divestiture included the majority of our international operations. We did not have any outstanding hedge instruments or contracts at July 1, 2007 and July 2, 2006.

Interest Rates

The fair value of our debt was effectively zero at July 1, 2007. Our reported debt balance was comprised entirely of capital lease obligations. As a result, at July 1, 2007, a hypothetical 10% adverse change in interest rates would have a negligible impact on our annual interest expense.

Foreign Currency Exchange Rates

We generally do not enter into foreign exchange contracts to protect against reductions in value and volatility of future cash flows caused by changes in exchange rates, but we may selectively enter into foreign exchange contracts to hedge certain exposures. Gains and losses on these non-U.S.-currency investments would generally be offset by corresponding losses and gains on the related hedging instruments, resulting in negligible net exposure.

We had no foreign currency contracts outstanding at July 1, 2007 and July 2, 2006.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended (Amounts in thousands, except per share data)	July 1, 2007	July 2, 2006	July 3, 2005
Net sales	$103,808	$101,657	$ 86,346
Cost of sales	74,881	71,520	60,009
Gross profit	28,927	30,137	26,337
Research and development	4,689	4,871	4,691
Sales, general and administrative	27,286	28,555	26,793
Loss from operations	(3,048)	(3,289)	(5,147)
Non operating expense (income):			
Interest income	(1,951)	(687)	(138)
Interest expense	2,401	3,232	513
Other expense	395	—	—
Loss from continuing operations before provision for income taxes	(3,893)	(5,834)	(5,522)
Provision for income taxes	1,293	1,539	1,029
Loss from continuing operations	(5,186)	(7,373)	(6,551)
Loss from discontinued operations, net of taxes	(2,806)	(39,476)	(20,319)
Net loss	$ (7,992)	$ (46,849)	$(26,870)
Per common share basic and diluted:			
Loss from continuing operations	$ (0.18)	$ (0.25)	$ (0.23)
Loss from discontinued operations	$ (0.10)	$ (1.36)	$ (0.71)
Net loss	$ (0.27)	$ (1.62)	$ (0.94)
Weighted average shares outstanding - basic and diluted	29,435	28,931	28,535

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of (Amounts in thousands)	July 1, 2007	July 2, 2006
Assets		
Current assets:		
Cash	$ 5,404	$ 96
Restricted cash	22,852	22,602
Accounts receivable, less allowance for doubtful accounts of $726 in 2007 and $723 in 2006	18,104	14,765
Inventories	16,201	13,134
Deferred income taxes	94	23
Prepaid expenses and other current assets	1,806	670
Assets held for sale	-	140,549
Total current assets	64,461	191,839
Property, plant and equipment:		
Buildings and improvements	1,972	1,479
Machinery and equipment	17,800	17,101
Less accumulated depreciation	15,470	14,369
Net property, plant and equipment	4,302	4,211
Goodwill	28,187	28,150
Other assets	7,788	8,826
Total assets	$104,738	$233,026
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 12,238	$ 7,862
Accrued liabilities	7,639	7,557
Accrued arbitration award	22,602	22,602
Liabilities held for sale	-	75,933
Current portion of long-term debt	11	27,412
Total current liabilities	42,490	141,366
Long-term debt, net of current portion	21	43
Pension benefit obligations, net	15,965	45,494
Other long-term obligations	1,709	1,106
Deferred income taxes	3,080	2,109
Commitments and contingencies		
Stockholders' Equity:		
Common stock, $0.01 par value, 100,000 shares authorized; 30,114 and 28,712 shares issued and outstanding in 2007 and 2006	301	287
Additional paid-in capital	134,449	129,473
Accumulated deficit	(14,823)	(6,831)
Accumulated other comprehensive loss	(78,454)	(80,021)
Total stockholders' equity	41,473	42,908
Total liabilities and stockholders' equity	$104,738	$233,026

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Amounts in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
Balance, June 27, 2004	28,492	$285	$127,692	$ 66,888	$ (84,943)	$109,922
Exercise of stock options	53	–	172	–	–	172
Shares issued	3	–	5	–	–	5
Employee stock purchase plan	6	–	37	–	–	37
Stock-based compensation expense	–	–	506	–	–	506
Shares issued to trust	61	1	252	–	–	253
Net loss	–	–	–	(26,870)	–	(26,870)
Translation adjustments	–	–	–	–	(199)	(199)
Minimum pension liability	–	–	–	–	(37,766)	(37,766)
Comprehensive loss	–	–	–	–	–	(64,835)
Balance, July 3, 2005	28,615	$286	$128,664	$ 40,018	$(122,908)	$ 46,060
Exercise of stock options	3	–	8	–	–	8
Shares issued	4	–	13	–	–	13
Stock-based compensation expense	–	–	500	–	–	500
Shares issued to trust	90	1	288	–	–	289
Net loss	–	–	–	(46,849)	–	(46,849)
Translation adjustments	–	–	–	–	3,480	3,480
Reclassification of accumulated translation adjustment to assets held for sale	–	–	–	–	10,589	10,589
Minimum pension liability	–	–	–	–	28,818	28,818
Comprehensive loss	–	–	–	–	–	(3,962)
Balance, July 2, 2006	28,712	$287	$129,473	$ (6,831)	$ (80,021)	$ 42,908
Exercise of stock options	775	8	3,013	–	–	3,021
Shares issued	557	5	(5)	–	–	-
Stock-based compensation expense	–	–	1,667	–	–	1,667
Shares issued to trust	70	1	301	–	–	302
Net loss	–	–	–	(7,992)	–	(7,992)
Translation adjustments	–	–	–	–	59	59
Minimum pension liability	–	–	–	–	1,508	1,508
Comprehensive loss	–	–	–	–	–	(6,425)
Balance, July 1, 2007	30,114	$301	$134,449	$(14,823)	$ (78,454)	$ 41,473

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (Amounts in thousands)	July 1, 2007	July 2, 2006	July 3, 2005
Cash flows from continuing operating activities:			
Net loss from continuing operations	$ (5,186)	$ (7,373)	$ (6,551)
Adjustments to reconcile net loss from continuing operations to net cash provided by (used in) operating activities:			
Depreciation	1,391	1,081	1,512
Amortization	580	906	287
Write-off of deferred financing	670	–	–
Pension expense	1,978	3,744	1,436
Stock based compensation expense	1,555	500	506
Deferred income tax provision	900	1,102	911
Changes in operating assets and liabilities	(3,950)	2,809	119
Cash contribution to pension fund	(30,000)	–	–
Total adjustments	(26,876)	10,142	4,771
Net cash provided by (used in) continuing operating activities	(32,062)	2,769	(1,780)
Cash flows from investing activities:			
Proceeds from sale of business, net of transaction costs	63,546	–	–
Deposit into escrow account	(250)	(22,602)	–
Capital expenditures	(1,572)	(986)	(1,444)
Net cash provided by (used in) investing activities	61,724	(23,588)	(1,444)
Cash flow from financing activities:			
Proceeds from issuance of common stock	3,323	310	430
Proceeds from employee stock purchase plan	–	–	37
Borrowings under long term notes	–	18,000	
Repayment of long term notes	(18,000)	–	–
Borrowings (repayments) under line-of-credit agreements	(9,412)	5,485	(368)
Borrowings under capital lease obligations	–	–	53
Principal payments under capital lease obligations	(11)	(10)	–
Increase in deferred financing costs	(210)	(1,865)	(82)
Net cash provided by (used in) financing activities	(24,310)	21,920	70
Cash flows from discontinued operations:			
Provided by operating activities	6,048	635	2,106
Used in investing activities	(930)	(5,279)	(7,545)
Provided by (used in) financing activities	(5,162)	3,044	9,155
Cash provided by (used in) discontinued operations	(44)	(1,600)	3,716
Net increase (decrease) in cash	5,308	(499)	562
Cash at the beginning of the period	96	595	33
Cash at the end of the period	$ 5,404	$ 96	$ 595

The accompanying notes are an integral part of these consolidated financial statements.

(All amounts in the notes to consolidated financial statements are expressed in thousands unless otherwise noted, except share and per share data)

1. Summary of Significant Accounting Policies

Profile

Magnetek, Inc. (the "Company" or "Magnetek") is a global provider of digital power control systems that are used to control motion and power primarily in material handling, elevator, telecommunications ("telecom") and energy delivery applications. The Company's products consist primarily of programmable motion control and power conditioning systems used on the following applications: overhead cranes and hoists; elevators; wireless telecom; coal mining equipment; and fuel cells and wind turbines.

Basis of Presentation

The consolidated financial statements include the accounts of Magnetek, Inc. and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

Fiscal Year

The Company uses a 52 or 53 week fiscal year ending on the Sunday nearest June 30. The fiscal years ended July 1, 2007 and July 2, 2006 each contained 52 weeks. The fiscal year ended July 3, 2005 contained 53 weeks.

Reclassification

Certain prior year amounts were reclassified to conform to the current year presentation, including the reclassification of the telecom power business assets, liabilities, and results of operations from discontinued operations to continuing operations.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant areas requiring management estimates include the following key financial areas:

Accounts Receivable

Accounts receivable represent receivables from customers in the ordinary course of business. The Company is subject to losses from uncollectible receivables in excess of its allowances. The Company maintains allowances for doubtful accounts for estimated losses from customers' inability to make required payments. In order to estimate the appropriate level of this allowance, the Company analyzes historical bad debts, customer concentrations, current customer creditworthiness, current economic trends and changes in customer payment patterns. If the financial conditions of the Company's customers were to deteriorate and impair their ability to make payments, additional allowances may be required in future periods. The Company's management believes that all appropriate allowances have been provided.

Inventories

The Company's inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead. Inventory on hand may exceed future demand either because the product is obsolete, or the amount on hand is more than can be used to meet future needs. The Company identifies potentially obsolete and excess inventory by evaluating overall inventory levels. In assessing the ultimate realization of inventories, the Company is required to make judgments as to future demand requirements and compare those with the current or committed inventory levels. If future demand requirements are less favorable than those projected by management, additional inventory write-downs may be required.

Reserves for Litigation and Environmental Issues

The Company periodically records the estimated impacts of various conditions, situations or circumstances involving uncertain outcomes. The accounting for such events is prescribed under SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.

SFAS No. 5 does not permit the accrual of gain contingencies under any circumstances. For loss contingencies, the loss must be accrued if (1) information is available that indicates it is probable that the loss has been incurred, given the likelihood of uncertain events; and (2) the amount of the loss can be reasonably estimated.

The accrual of a contingency involves considerable judgment on the part of management. The Company uses its internal expertise, and outside experts, as necessary, to help estimate the probability that a loss has been incurred and the amount or range of the loss.

Income Taxes

The Company uses the liability method to account for income taxes. The preparation of consolidated financial statements involves estimating the Company's current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. An assessment of the recoverability of deferred tax assets is made, and a valuation allowance is established if necessary based upon this assessment.

Pension Benefits

The valuation of the Company's pension plan requires the use of assumptions and estimates to develop actuarial valuations of expenses, assets and liabilities. These assumptions include discount rates, investment returns and mortality rates. Changes in assumptions and future investment returns could potentially have a material impact on the Company's expenses and related funding requirements.

Revenue Recognition

The Company's policy is to recognize revenue when the earnings process is complete. The criteria used in making this determination are persuasive evidence that an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Sales are recorded net of returns and allowances, which are estimated using historical data, at the time of sale.

Revenue is recognized upon shipment, except in those cases where product is shipped to customers with consignment stock agreements, wherein revenue is recognized when the customer removes the product from consignment stock. With the exception of consignment stock, terms of shipment are FOB shipping point, and payment is not contingent upon resale or any other matter other than passage of time. As a result, title to goods passes upon shipment. Amounts billed to customers for shipping costs are reflected in net sales; shipping costs are reflected in cost of sales.

Property, Plant and Equipment

Additions and improvements are capitalized at cost, whereas expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the respective assets principally on the straight-line method (machinery and equipment normally five to ten years; buildings and leasehold improvements over the shorter of the lease term or the economic life, estimated at ten to forty years).

Goodwill

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets,* the Company reviews the carrying value of goodwill at least annually, and more frequently if indicators of potential impairment arise.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), *Share-Based Payment,* which is a revision of SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123(R) supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and amends SFAS No. 95, *Statement of Cash Flows.* Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Prior to fiscal year 2006, as was permitted under SFAS No. 123, the Company accounted for stock-based awards using the intrinsic-value method under APB No. 25. Under APB No. 25, the Company recognized no compensation expense with respect to such awards, as the exercise prices of stock option grants were always equal to or greater than the market price of the stock at the grant date. Accordingly, no stock-based employee compensation expense for stock options is reflected in determining net loss in the accompanying consolidated financial statements for fiscal year 2005.

Effective July 4, 2005 (fiscal 2006), the Company adopted SFAS No. 123 (R), which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the Company's financial statements based upon their fair values. The Company selected the modified prospective method of adoption in which compensation cost is recognized beginning with the effective date. Compensation cost recognized for the fiscal year ended July 2, 2006 is the same as that which would have been recognized had the fair value method of SFAS No. 123 been applied from its original effective date. In accordance with the modified prospective method of adoption, the Company's results of operations for prior periods have not been restated.

In the fourth quarter of fiscal 2005, the Company approved the acceleration of the vesting of all out-of-the-money ("underwater") unvested stock options held by the Company's current employees, including executive officers. A stock option was considered underwater if the option exercise price was greater than $2.19 per share, which was the closing price of the Company's common stock on June 1, 2005. No stock options held by directors were subject to the acceleration. The decision to accelerate vesting of these underwater options was made primarily to avoid recognizing compensation cost in the consolidated statement of operations upon adoption of SFAS No. 123 (R), as described above. As a result of the acceleration, the Company reduced the stock option compensation expense it otherwise would be required to record by approximately $1.9 million in fiscal 2006, $1.4 million in fiscal 2007 and less than $0.1 million in fiscal 2008 on a pre-tax basis, resulting in an additional $3.4 million of pro-forma expense in fiscal 2005. The accelerated vesting was a modification of outstanding awards as defined by SFAS No. 123, which resulted in incremental pro-forma compensation expense of $0.3 million in fiscal 2005.

The following table illustrates the effect on net loss and loss per share as if the fair value method had been applied to all outstanding and unvested awards for the year ended July 3, 2005:

For the years ended *(Thousands except per share amounts)*	July 3, 2005
Net loss - as reported	$(26,870)
Add: Stock-based compensation expense included in reported net loss	506
Deduct: Total stock-based compensation expense determined under fair value method for all awards	(8,894)
Pro forma net loss	$(35,258)
Loss per share as reported:	
Basic and diluted	$ (0.94)
Pro forma loss per share:	
Basic and diluted	$ (1.24)

Compensation expense related to all stock-based awards for fiscal years 2007, 2006 and 2005 is included in selling, general and administrative expense in the consolidated statements of operations. No tax benefit was recorded on the stock compensation expense for fiscal years 2007, 2006 and 2005 due to deferred tax valuation allowances recorded by the Company in those years.

Recent Accounting Pronouncements

In September 2006, the FASB issued under SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans*, which requires the Company to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in the balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. Additionally, SFAS No. 158 requires the Company to measure the funded status of a plan as of the date of its fiscal year-end. The requirement to recognize the funded status of a defined benefit postretirement plan and the related disclosure requirements are effective for the Company's fiscal year ended July 1, 2007, while the requirement to measure the funded status as of fiscal year-end is not effective for the Company until fiscal 2009. The Company's adoption of SFAS No. 158 in fiscal 2007 did not have a material effect on its financial position, results of operations or cash flows (see Note 13 of Notes to Consolidated Financial Statements).

On July 13, 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 creates a single model to address uncertainty in tax positions, clarifying the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 applies to all tax positions related to income taxes subject to SFAS No. 109, *Accounting for Income Taxes*.

FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is "more-likely-than-not" to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied. Those tax positions failing to qualify for initial recognition are recognized in the first subsequent interim period they meet the more-likely-than-not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statute of limitations.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption would be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The adoption of this pronouncement is not expected to have a material effect on the Company's financial position, results of operations, or liquidity.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently assessing the impact of the adoption of this statement.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115*. SFAS No. 159 provides companies with an option to report selected financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of the adoption of this statement.

Research and Development

Expenditures for research and development are charged to expense as incurred and totaled $4,689, $4,871, and $4,691, for the fiscal years 2007, 2006, and 2005, respectively.

Advertising

Expenditures for advertising are charged to expense as incurred and totaled $119, $245, and $383 for the fiscal years 2007, 2006, and 2005, respectively.

Foreign Currency Translation

The Company's foreign entities' accounts are measured using local currency as the functional currency. Assets and liabilities are translated at the exchange rate in effect at year-end. Revenues and expenses are translated at the rates of exchange prevailing during the year. Unrealized translation gains and losses arising from differences in exchange rates from period to period are included as a component of accumulated other comprehensive gain or loss in stockholders' equity.

Deferred Financing Costs

Costs incurred to obtain financing are deferred and included in other assets in the consolidated balance sheets. Deferred financing costs are amortized over the term of the financing facility, and related amortization expense was $1,250, $906 and $287 for the fiscal years 2007, 2006, and 2005, respectively. Amortization expense for fiscal 2007 includes the write-off of $670 related to early repayment of the Company's term loan (see Note 6 of Notes to Consolidated Financial Statements). These expenses are included in interest expense in the consolidated statements of operations.

Earnings Per Share

In accordance with SFAS No. 128, *Earnings Per Share*, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per common share incorporates the incremental shares issuable upon the assumed exercise of stock options as if all exercises had occurred at the beginning of the fiscal year.

2. Discontinued Operations

The Company's power electronics business, divested in October 2006, as well as certain expenses incurred related to businesses the Company no longer owns, are classified as discontinued operations. The results of discontinued operations are as follows:

For the years ended	July 1, 2007	July 2, 2006	July 3, 2005
Loss from discontinued operations before interest and income taxes	$(1,434)	$(41,003)	$(18,974)
Loss on sale of power electronics business	(420)	-	-
Interest expense, net	521	1,487	1,249
Other income	-	-	(1,300)
Provision (benefit) for income taxes	431	(3,014)	1,396
Loss from discontinued operations	$(2,806)	$(39,476)	$(20,319)

Loss from discontinued operations for the year ended July 1, 2007 includes losses of the divested power electronics business of $2.3 million, which includes the interest expense and provision for income taxes in the table above, and the loss recorded on the sale of the power electronics business of $0.4 million. Interest expense included in discontinued operations represents interest on debt of the power electronics business that was assumed by Power-One upon their purchase of the business. In addition, the fiscal 2007 loss from discontinued operations includes expenses related to previously divested businesses of $1.7 million, comprised mainly of $1.0 million of legal fees related to the Nilssen patent award, asbestos claims and other legal matters related to previously owned businesses, as well as charges of $0.8 million to increase reserves for various workers compensation, environmental and other contingencies (see Note 11 of Notes to Consolidated Financial Statements). These charges were partially offset by $2.0 million of income from the favorable settlement of litigation in a development dispute with Samsung Electro-Mechanics Co., Ltd. ("SEMCO"), a

Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.1 million in four semiannual installments (net present value of $2.0 million) between June 2007 and December 2008. Loss from discontinued operations also includes charges of $0.5 million for legal fees incurred related to the lawsuit and settlement of the dispute with SEMCO. The technology in dispute was initially developed by the Company's power electronics business and as a result, the impact of the resolution is recorded in discontinued operations.

Loss from discontinued operations in fiscal 2006 was comprised of a goodwill impairment charge of $22.4 million, a charge for the write-off of the net basis of assets held for sale related to reclassification of accumulated currency translation adjustment amounts of $10.6 million related to the planned divestiture of the power electronics business, losses in the discontinued power electronics business of $2.8 million, and other expenses related to previously-owned businesses, mainly legal fees in the patent infringement claim and environmental issues, as well as asbestos-related legal fees, totaling $3.6 million.

Loss from discontinued operations for fiscal 2005 includes a charge of $22.0 million related to a patent infringement claim (see Note 11 of Notes to Consolidated Financial Statements), and charges for legal fees and other costs related to the patent infringement claim and the Company's appeal of the award, product liability claims, environmental issues and asbestos claims totaling $4.7 million. Income from the discontinued power electronics business of $6.4 million is also included in loss from discontinued operations in fiscal 2005.

During the fourth quarter of fiscal year 2006, the Company committed to a plan to divest its power electronics business. As a result, in June 2006, the Company reclassified the assets and liabilities as held for sale and the results of this business as discontinued operations. The Company's power electronics business was comprised mainly of the Company's wholly-owned subsidiaries Magnetek S.p.A. (Italy), Magnetek Kft. (Hungary) and Magnetek Electronics Co., Ltd. (China), and a North American division located in Chatsworth, California. The Company entered into an agreement to sell the business to Power-One (see Note 3 of Notes to Consolidated Financial Statements), and the transaction was completed in October, 2006.

The results of the Company's power electronics business are as follows:

For the years ended	July 1, 2007	July 2, 2006	July 3, 2005
Net sales	$53,545	$156,820	$166,390
Income (loss) from discontinued operations before interest and income taxes	$ (1,319)	$ (37,388)	$ 7,701
Interest expense, net	521	1,487	1,249
Other income	-	-	(1,300)
Provision (benefit) for income taxes	431	(3,014)	1,396
Income (loss) from discontinued operations	$ (2,271)	$ (35,861)	$ 6,356

Based upon its determination of fair value, in the fourth quarter of fiscal 2006, the Company recorded a goodwill impairment charge of $22.4 million and an additional net asset impairment charge of $10.6 million, equal to the net basis of assets held for sale related to the reclassification of accumulated translation adjustment amounts, which reduced the carrying value of the business to the estimated fair value at July 2, 2006. The impairment charges are included in loss from discontinued operations in fiscal 2006 in the accompanying consolidated statements of operations.

Assets and liabilities of the Company's power electronics business classified as held for sale as of July 2, 2006 were as follows:

	July 2, 2006
Cash and equivalents	$ 1,491
Accounts receivable	51,431
Inventories	45,438
Net property, plant and equipment	27,320
Other assets	18,485
Assets of discontinued power electronics business	$144,165
Eliminations	(3,616)
Total assets	$140,549
Accounts payable	$ 34,985
Other current liabilities	5,926
Other long term liabilities	10,728
Long term debt	24,294
Liabilities of discontinued power electronics business	$ 75,933

During fiscal year 2005, the Company committed to a plan to divest its telecom power business, and as a result, reclassified assets and liabilities as held for sale and the results of the business as discontinued operations. The Company did not complete the divestiture of its telecom power business despite actively marketing the business to potential interested parties. In October 2006, the Company decided to retain the business, and accordingly, the operating results of its telecom power business have been classified as continuing operations in the accompanying consolidated statements of operations and its assets and liabilities have been reclassified from held for sale to held and used in the accompanying consolidated balance sheets for all periods presented.

3. Divestiture of Power Electronics Business

On October 23, 2006, the Company completed the sale of its power electronics business to Power-One. The transaction, which satisfied all applicable regulatory approvals and other customary closing conditions, included payment by Power-One to the Company of $68.0 million in cash and the assumption by Power-One of approximately $16.0 million of the Company's debt, representing the total debt balances outstanding of the Company's subsidiary Magnetek, S.p.A. The Company used approximately $29.0 million of the proceeds to repay all of its remaining outstanding debt and in December 2006 made a contribution of $30.0 million to its defined benefit pension plan. The Company intends to use the remainder of the proceeds from the sale of the business primarily to fund ongoing operations.

Pursuant to the purchase and sale agreement by and between the Company and Power-One, Power-One purchased the business through the acquisition of all of the outstanding shares of Magnetek, S.p.A., a subsidiary of the Company, and of the assets and liabilities of the U.S. division of the business. The terms of the agreement were negotiated at arms-length. The agreement provided for a final purchase price adjustment to be negotiated primarily based on changes in tangible net worth of the business from September 28, 2006 to the October 23, 2006 closing date. In February 2007, the Company and Power-One completed negotiations of the final purchase price adjustment. As a result, the Company paid a final settlement to Power-One of $2.3 million and recorded a loss on the sale of the power electronics business of $0.4 million (net of amounts previously accrued), included in loss from discontinued operations in the accompanying consolidated statements of operations for year ended July 1, 2007.

The agreement also provides indemnification for breaches of representations and warranties and other customary matters that the Company believes are typical for this type of transaction, including indemnifications for certain tax, legal, environmental and warranty issues.

In June 2007, the Company and Power-One completed negotiations related to a contingent software liability and as a result, the Company paid $0.6 million to Power-One. The amount was previously accrued when the Company recorded the divestiture of the business during the second quarter of fiscal 2007. The consolidated balance sheet as of July 1,

2007 includes certain accrued liabilities which represent the Company's best estimate of remaining closing costs and contingent liabilities related to the indemnification provisions of the purchase and sale agreement. While management has used its best judgment in assessing the potential liability for these items, given the uncertainty regarding future events, it is difficult to estimate the possible timing or magnitude of any payments that may be required for liabilities subject to indemnification. Any future adjustment to currently recorded closing cost estimates or contingencies related to indemnifications based upon changes in circumstances would also be recorded as a gain or loss on the sale of the business in discontinued operations.

4. Goodwill

The increase in the carrying value of goodwill for the years ended July 1, 2007 and July 2, 2006 was due to translation adjustments for goodwill denominated in foreign currencies.

5. Inventories

Inventories consist of the following:

	July 1, 2007	July 2, 2006
Raw materials	$11,046	$ 9,425
Work-in-process	1,544	1,637
Finished goods	3,611	2,072
	$16,201	$13,134

6. Long-Term Debt and Bank Borrowing Arrangements

Long-term debt consists of the following:

	July 1, 2007	July 2, 2006
Term loan	$ -	$18,000
Revolving bank loans	-	9,412
Capital leases	32	43
	32	27,455
Less current portion	11	27,412
	$21	$ 43

Bank Borrowing Arrangements

On September 30, 2005, the Company entered into an agreement with Ableco Finance LLC ("Ableco") providing for an $18 million term loan and an agreement with Wells Fargo Foothill, Inc. ("WFF") providing for a $13 million revolving credit facility. Borrowings under the term loan bore interest at the lender's reference rate plus 5%, or, at the Company's option, the London Interbank Offering Rate ("LIBOR") plus 7.5%. Such rates could be increased by up to one percentage point depending upon the level of the Company's U.S. funded debt to EBITDA as defined in the agreement. The term loan required quarterly principal payments of $1 million beginning in October, 2006. Borrowings under the revolving credit facility, which expires in December 2007, bear interest at the bank's prime lending rate plus 2.5% or, at the Company's option, LIBOR plus 4%. Borrowing levels under the revolving credit facility are determined by a borrowing base formula as defined in the agreement, based on the level of eligible domestic accounts receivable and inventory. The revolving credit facility also supports the issuance of letters of credit. Borrowings under the term loan were secured, and under the revolving credit facility are secured, by a lien over substantially all of the Company's domestic assets.

In November 2005, under terms of the financing agreements with WFF and Ableco, the Company deposited $22.6 million into an escrow account to fund the Nilssen arbitration award in the event that its appeal of the award is not successful (see Note 11 of Notes to Consolidated Financial Statements). The deposit is reported as restricted cash in the accompanying consolidated balance sheets as of July 1, 2007 and July 2, 2006.

As discussed in Notes 2 and 3 of the Notes to Consolidated Financial Statements, the Company completed the divestiture of its power electronics business in October 2006. The Company used a portion of the proceeds from the divestiture to repay all borrowings outstanding under its term loan and revolving credit facility. In accordance with provisions of the agreement with Ableco, the agreement was terminated prior to the December 2007 expiration date in exchange for a $0.3 million prepayment penalty by the Company. The prepayment penalty is included in other expense in the consolidated statements of operations for fiscal 2007. In addition, the write-off of deferred financing costs of $0.7 million related to the term loan is included in interest expense in the consolidated statements of operations for fiscal 2007. The revolving credit facility remains in place and the Company is currently in default under certain covenants of the revolving credit agreement. The Company is in the process of obtaining a waiver. There were no borrowings outstanding under the revolving credit facility as of July 1, 2007.

7. Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the fiscal years ended:

	July 1, 2007	July 2, 2006	July 3, 2005
Numerator:			
Loss from continuing operations	$ (5,186)	$ (7,373)	$ (6,551)
Loss from discontinued operations	(2,806)	(39,476)	(20,319)
Net loss	$ (7,992)	$ (46,849)	$ (26,870)
Denominator:			
Weighted average shares for basic loss per share	29,435	28,931	28,535
Add dilutive effect of stock options outstanding	-	-	-
Weighted average shares for diluted loss per share	29,435	28,931	28,535
Basic and Diluted:			
Loss per share from continuing operations	$ (0.18)	$ (0.25)	$ (0.23)
Loss per share from discontinued operations:	$ (0.10)	$ (1.36)	$ (0.71)
Net loss per share	$ (0.27)	$ (1.62)	$ (0.94)

Due to the loss from continuing operations, the loss from discontinued operations, and the net loss for all periods presented, the dilutive effect of stock options outstanding was excluded from the calculation of diluted loss per share for all periods presented, as the impact would be anti-dilutive.

8. Fair Values of Financial Instruments

The carrying amounts of certain financial instruments including cash, restricted cash, accounts receivable, accounts payable and investments in annuity contracts approximate their fair values, based on the short-term nature of these instruments. In addition, the Company's investment in an annuity contract of $6.0 million and $6.3 million at July 1, 2007 and July 2, 2006 respectively is recorded at fair value based on quoted market prices. The annuity contract is included in other assets in the accompanying consolidated balance sheets.

9. Restructuring Costs

During fiscal 2007, the Company completed a series of restructuring activities that impacted its operating results. SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* requires that liabilities for costs associated with exit or disposal activities initiated after December 31, 2002, be recognized when the liability is incurred, with the exception of termination of certain leases and contracts.

Following the divestiture of its power electronics business in October, 2006, the Company downsized and relocated its corporate office to Menomonee Falls, Wisconsin from Chatsworth, California. In addition, the Company decided to retain and restructure the telecom power business, including relocating the manufacturing operations from Dallas, Texas to Menomonee Falls.

The consolidated statement of operations for fiscal 2007 includes severance and related costs of $1.9 million related to downsizing the corporate office, of which $0.6 million is included in research and development expense and $1.3 million is included in selling, general and administrative expense. All of the severance amounts were paid during fiscal 2007.

Costs incurred during fiscal 2007 related to the restructuring and relocation of the telecom power business, including inventory charges and duplicate facility and labor costs, were $0.9 million, of which $0.8 million are included in cost of sales and $0.1 million in selling, general and administrative expense in the consolidated statements of operations for fiscal 2007. The Company completed these restructuring activities during the third quarter of fiscal 2007.

In the fourth quarter of fiscal 2004, the Company began the consolidation of its Glendale Heights, IL operation into its Menomonee Falls, WI facility. The Company completed these restructuring activities in fiscal 2005. Costs incurred were $0.9 million for fiscal 2005, of which $0.2 million is included in cost of goods sold and $0.7 million is included in selling, general and administrative expense in the accompanying consolidated statement of operations.

10. Income Taxes

The provision (benefit) for income taxes consists of the following:

Fiscal year ended	July 1, 2007	July 2, 2006	July 3, 2005
Continuing Operations:			
Current:			
Federal	$ –	$ –	$ (85)
State	–	–	–
Foreign	393	437	203
Deferred:			
Federal	900	1,102	911
State and foreign	–	–	–
Total continuing operations	$1,293	$ 1,539	$1,029
Discontinued Operations:			
Current:			
Federal	$ –	$ –	$ –
State	–	–	–
Foreign	431	1,505	898
Deferred:			
Federal	–	(3,133)	685
State and foreign	–	(1,386)	(187)
Total discontinued operations	$ 431	$(3,014)	$1,396
Total Company:			
Current:			
Federal	$ –	$ –	$ (85)
State	–	–	–
Foreign	824	1,942	1,101
Deferred:			
Federal	900	(2,031)	1,596
State and foreign	–	(1,386)	(187)
Total income tax provision (benefit)	$1,724	$(1,475)	$2,425

A reconciliation of the Company's effective tax rate for continuing operations to the statutory Federal tax rate is as follows:

Fiscal year ended	July 1, 2007 Amount	July 1, 2007 %	July 2, 2006 Amount	July 2, 2006 %	July 3, 2005 Amount	July 3, 2005 %
Benefit computed at the statutory rate	$(1,363)	35.0	$(1,943)	35.0	$(1,578)	35.0
Losses not benefited	2,656	(68.2)	3,482	(62.7)	2,607	(57.8)
Total income tax provision	$ 1,293	(33.2)	$ 1,539	(27.7)	$ 1,029	(22.8)

Income before provision for income taxes of the Company's foreign subsidiaries (located in Canada and the United Kingdom) included in continuing operations was approximately $1,124, $1,192 and $969 for fiscal years 2007, 2006 and 2005, respectively.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of July 1, 2007 and July 2, 2006 are as follows:

	July 1, 2007	July 2, 2006
Deferred tax liabilities:		
Depreciation and amortization (including differences in the basis of acquired assets)	$ (3,080)	$ (2,109)
Total deferred tax liabilities	(3,080)	(2,109)
Deferred tax assets:		
Accrued arbitration award, inventory and other reserves	12,249	10,980
Net operating loss and capital loss carryforwards	85,325	72,520
Total gross deferred tax assets	97,574	83,500
Less: valuation allowance	(97,480)	(83,477)
Deferred tax assets less valuation allowance	94	23
Net deferred tax liability	$ (2,986)	$ (2,086)

The Company records valuation allowances against its deferred tax assets, when necessary, in accordance with SFAS No. 109, *Accounting for Income Taxes*. Realization of deferred tax assets (such as net operating loss carryforwards and income tax credits) is dependent on future taxable earnings and is therefore uncertain. To the extent the Company believes that recovery is unlikely, a valuation allowance is established against its deferred tax asset, increasing its income tax expense in the period such determination is made. Due to the uncertainty surrounding the timing of realizing the benefits of its deferred tax assets in future tax returns, the Company has recorded a valuation allowance against its otherwise recognizable deferred tax assets.

The Company has a net operating and capital loss carryforward for tax purposes of $178,000 and $146,000 as of July 1, 2007 and July 2, 2006, respectively, expiring between fiscal years 2013 and 2027.

11. Commitments and Contingencies

Leases

The Company leases certain facilities and machinery and equipment primarily under operating lease arrangements, which generally provide renewal options. Future minimum rental payments under noncancelable operating leases as of July 1, 2007 are as follows:

Fiscal Year	Minimum Lease Payments	Minimum Sublease Rentals	Net Lease Payments
2008	$ 3,039	$1,986	$ 1,053
2009	3,022	2,025	997
2010	2,561	2,066	495
2011	2,440	345	2,095
2012	2,408	-	2,408
Thereafter	7,108	-	7,108
	$20,578	$6,422	$14,156

For fiscal years 2007, 2006 and 2005, rent expense was $3.2 million, $3.4 million and $4.1 million respectively, while sublease rental income was $1.9 million in each fiscal year.

Litigation—Product Liability

The Company has settled or otherwise resolved all of the product liability lawsuits associated with its discontinued business operations except for any potential future product liability claims which may arise in connection with the recent sale of the Company's Power Electronics business (see Note 3 of Notes to Consolidated Financial Statements). The last remaining limited obligation to defend and indemnify the purchaser of a discontinued business operation (other than Power-One) against new product liability or warranty claims expired in December 2003 and the Company believes that any new claims would either qualify as an assumed liability, as defined in the various purchase agreements, or would be barred by an applicable statute of limitations. The Company is also a named party in two product liability lawsuits related to the Telemotive Industrial Controls business acquired in December 2002 through the purchase of the stock of MXT Holdings, Inc. Both claims pre-dated the acquisition and were tendered to the insurance companies that provided coverage for MXT Holdings, Inc., against such claims and the defense and indemnification has been accepted by the carriers, subject to a reservation of rights. Management believes that the insurers will bear all liability, if any, with respect to both cases and that the proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's results of operations or financial position.

In August 2006, Pamela L. Carney, Administrator of the Estate of Michael J. Carney, filed a lawsuit in the Court of Common Pleas of Westmoreland County, Pennsylvania, against the Company and other defendants, alleging that a product manufactured by the Telemotive Industrial Controls business acquired by the Company in December 2002 contributed to an accident that resulted in the death of Michael J. Carney in August 2004. The claim has been tendered to the Company's insurance carrier and legal counsel has been retained to represent the Company. Plaintiff's claim for damages is unknown at this time, but management believes that its insurers will bear all liability in excess of deductible amounts for the claim, if any.

The Company has been named, along with multiple other defendants, in asbestos-related lawsuits associated with business operations previously acquired by the Company, but which are no longer owned. During the Company's ownership, none of the businesses produced or sold asbestos-containing products. With respect to these claims, the Company is either contractually indemnified against liability for asbestos-related claims or believes that it has no liability for such claims. The Company aggressively seeks dismissal from these proceedings, and has also tendered the defense of these cases to the insurers of the previously acquired businesses. Several insurance carriers have recently filed a declaratory judgment action relating to insurance coverage for such previously acquired businesses, seeking a determination that no coverage is available under the policies. The Company has also filed late claims in the Federal-Mogul bankruptcy proceedings to recover attorney's fees paid for the defense of these claims. The Company and Federal-Mogul entered into a settlement agreement under which the Company is entitled to receive amounts from a settlement trust established under Federal-Mogul's reorganization plan and funded by insurance proceeds. The Company is entitled to receive 15% of the first $20 million and 10% of the next $25 million of insurance proceeds, up to a maximum of $5.5 million, in exchange for withdrawing its bankruptcy claims and objections to the reorganization plan and execution of certain releases. The settlement is subject to final approval of the plan by the Bankruptcy Court. There is no guarantee that any amounts will be collected on any insurance policies, and Federal-Mogul and the trust have control over the collection process. Management does not believe the asbestos proceedings, individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Litigation—Patent Infringement

In April 1998, Ole K. Nilssen filed a lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by the Company of seven of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude the Company from making, using or selling products allegedly infringing his patents. The Company denied that its products infringed any valid patent and filed a response asserting affirmative defenses, as well as a counterclaim for a judicial declaration that its products do not infringe the patents asserted by Mr. Nilssen and also that the asserted patents are invalid. In June 2001, the Company sold its lighting business to Universal Lighting Technologies, Inc. ("ULT"), and agreed to provide a limited indemnification against certain claims of infringement that Nilssen might allege against ULT. In April 2003, Nilssen's lawsuit and the counterclaims were dismissed with prejudice and both parties agreed to submit limited issues in dispute to binding arbitration before an arbitrator with a relevant technical background. The arbitration occurred in November, 2004 and a decision awarding Nilssen $23.4 million was issued on May 3, 2005, to be paid within ten days of the award. Nilssen's counsel filed a motion to enter the award in U.S. District Court for the Northern District of Illinois, and Magnetek filed a counter-motion to vacate the award for a number of reasons, including that the award was fraudulently obtained. Magnetek's request for oral argument was granted and the hearing took place on October 19, 2005. A decision has not been announced. An unfavorable decision by the Court would likely result in payment of the award to Nilssen.

In February 2003, Nilssen filed a second lawsuit in the U.S. District Court for the Northern District of Illinois alleging infringement by ULT of twenty-nine of his patents pertaining to electronic ballast technology, and seeking unspecified damages and injunctive relief to preclude ULT from making, using or selling products allegedly infringing his patents. ULT made a claim for indemnification, which the Company accepted, subject to the limitations set forth in the sale agreement. The case is now pending in the Middle District of Tennessee. Nilssen voluntarily dismissed all but four of the patents from the lawsuit. The Company denies that the products for which it has an indemnification obligation to ULT infringe any valid patent and responded on behalf of ULT asserting affirmative defenses, as well as a counterclaim for a judicial declaration that the patents are unenforceable and invalid and that the products do not infringe Nilssen's patents. The case against ULT has been stayed pending Nilssen's appeal of an unfavorable decision against him in another case that could influence the outcome of his lawsuits against ULT. Oral arguments were heard by the appellate court in July on Nilssen's appeal. ULT requested a re-examination of the patents at issue by the Patent and Trademark Office (PTO) and the PTO recently rejected claims in two of the patents at issue in the lawsuit against ULT. The Company will continue to aggressively defend the claims against ULT that are subject to defense and indemnification; however, an unfavorable decision could have a material adverse effect on the Company's financial position, cash flows and results of operations.

Environmental Matters - General

From time to time, Magnetek has taken action to bring certain facilities associated with previously owned businesses into compliance with applicable environmental laws and regulations. Upon the subsequent sale of certain businesses, the Company agreed to indemnify the buyers against environmental claims associated with the divested operations, subject to certain conditions and limitations. Remediation activities, including those related to the Company's indemnification obligations, did not involve material expenditures during fiscal years 2007, 2006, or 2005.

The Company has also been identified by the United States Environmental Protection Agency and certain state agencies as a potentially responsible party for cleanup costs associated with alleged past waste disposal practices at several previously owned facilities and offsite locations. Its remediation activities as a potentially responsible party were not material in fiscal years 2007, 2006 and 2005. Although the materiality of future expenditures for environmental activities may be affected by the level and type of contamination, the extent and nature of cleanup activities required by governmental authorities, the nature of the Company's alleged connection to the contaminated sites, the number and financial resources of other potentially responsible parties, the availability of indemnification rights against third parties and the identification of additional contaminated sites, the Company's estimated share of liability, if any, for environmental remediation, including its indemnification obligations, is not expected to be material.

Century Electric (McMinnville, Tennessee)

Prior to the Company's purchase of Century Electric, Inc. ("Century Electric") in 1986, Century Electric acquired a business from Gould Inc. ("Gould") in May 1983 that included a leasehold interest in a fractional horsepower electric motor manufacturing facility located in McMinnville, Tennessee. Gould agreed to indemnify Century Electric from and against liabilities and expenses arising out of the handling and cleanup of certain waste materials, including but not limited to cleaning up any polychlorinated biphenyls ("PCBs") at the McMinnville facility (the "1983 Indemnity"). The presence of PCBs and other substances, including solvents, in the soil and in the groundwater underlying the facility and in certain offsite soil, sediment and biota samples has been identified. The McMinnville plant is listed as a Tennessee Inactive Hazardous Waste Substance Site and plant employees were notified of the presence of contaminants at the facility. Gould has completed an interim remedial excavation and disposal of onsite soil containing PCBs and a preliminary investigation and cleanup of certain onsite and offsite contamination. The Company believes the cost of further investigation and remediation (including ancillary costs) are covered by the 1983 Indemnity. The Company sold its leasehold interest in the McMinnville plant in August 1999 and while the Company believes that Gould will continue to perform substantially under its indemnity obligations, Gould's substantial failure to perform such obligations could have a material adverse effect on the Company's financial position, cash flows and results of operations.

Environmental—Effect of Fruit of the Loom Bankruptcy (Bridgeport, Connecticut)

In 1986, the Company acquired the stock of Universal Manufacturing Company ("Universal") from a predecessor of Fruit of the Loom ("FOL"), and the predecessor agreed to indemnify the Company against certain environmental liabilities arising from pre-acquisition activities at a facility in Bridgeport, Connecticut. Environmental liabilities covered by the indemnification agreement include completion of additional cleanup activities, if any, at the Bridgeport facility and defense and indemnification against liability for potential response costs related to offsite disposal locations. The Company's leasehold interest in the Bridgeport facility was assigned to the buyer in connection with the sale of the Company's transformer business in June 2001. FOL, the successor to the indemnification obligation, filed a petition for Reorganization under Chapter 11 of the Bankruptcy Code in 1999 and the Company filed a proof of claim in the proceeding for obligations related to the environmental indemnification agreement. The Company believes that FOL had substantially completed the clean-up obligations required by the indemnification agreement prior to the bankruptcy filing. In November 2001, the Company and FOL entered into an agreement involving the allocation of certain potential tax benefits and Magnetek withdrew its claims in the bankruptcy proceeding. FOL's obligation to the state of Connecticut was not discharged in the reorganization proceeding.

In October 2006, the owner of the Bridgeport facility filed a lawsuit in Superior Court, J.D. of Fairfield, Connecticut alleging that the Company is obligated to remediate environmental contamination at the facility. The Company filed a Motion to Stay and Remand the matter to the Connecticut Department of Environmental Protection ("DEP") on the basis that DEP has primary jurisdiction to determine the need and responsibility for any further remediation. Following the court's denial of such motion, the Company filed its answer, affirmative defenses and counterclaims. Plaintiff amended its complaint, alleging breach of lease obligations and violation of Connecticut environmental statutory requirements. The case is in discovery. DEP recently requested parties, including the Company, to submit reports summarizing the investigations and remediation performed to date at the site and the proposed additional investigations and remediation necessary to complete those actions at the site. DEP requested additional information from the Company relating to site investigations and remediation. DEP also conducted an on-site inspection at the Bridgeport facility. FOL's inability to satisfy its remaining obligations related to the Bridgeport facility and any offsite disposal locations, or an unfavorable ruling in the lawsuit with the owner of the Bridgeport facility, or the discovery of additional environmental contamination at the Bridgeport facility could have a material adverse effect on the Company's financial position, cash flows or results of operations.

Litigation—Breach of Contract

On May 1, 2007, the Company entered into an agreement to settle litigation with Samsung-Electro-Mechanics Co., Ltd. (SEMCO), a Korean corporation, whereby SEMCO agreed to pay the Company the total sum of $2.12 million in four semi-annual installments between June 1, 2007 and December 1, 2007 to resolve a dispute in a development agreement. The net present value of the settlement amount, $2.0 million of income, as well as legal fees of $0.5 million incurred during the fourth quarter of fiscal 2007 related to the settlement, are included in results of discontinued operations in the accompanying consolidated statement of operations for fiscal 2007.

Letters of Credit

The Company had approximately $0.9 million of outstanding letters of credit as of July 1, 2007. The Company's revolving credit agreement dated September 30, 2005 permits the issuance of up to $4.0 million of letters of credit.

12. Stock-Based Compensation Agreements

The Company has two stock option plans (the "Plans"), one of which provides for the issuance of both incentive stock options (under Section 422A of the Internal Revenue Code of 1986) and non-qualified stock options at exercise prices not less than the fair market value at the date of grant, and one of which only provides for the issuance of non-qualified stock options at exercise prices not less than the fair market value at the date of grant. One of the Plans also provides for the issuance of stock appreciation rights, restricted stock, incentive bonuses and incentive stock units. The total number of shares of the Company's common stock authorized to be issued upon exercise of the stock options and other stock rights under the Plans is 2,100,000.

A summary of certain information with respect to outstanding options under the Plans is as follows (options in thousands):

	Options	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000's)
Options outstanding, June 27, 2004	7,949	$ 8.92	
Granted	750	7.48	
Exercised	(53)	3.26	$ 128
Cancelled	(468)	9.83	
Options outstanding, July 3, 2005	8,178	$ 8.77	–
Granted	45	2.53	
Exercised	(3)	3.35	$ 2
Cancelled	(1,131)	10.05	
Options outstanding, July 2, 2006	7,089	$ 8.53	$ 19
Granted	123	5.33	
Exercised	(783)	3.90	$1,118
Cancelled	(1,145)	9.28	
Options outstanding, July 1, 2007	5,284	$ 8.96	$1,344
Exercisable options, July 3, 2005	8,096	$ 8.81	$ –
Exercisable options, July 2, 2006	7,003	$ 8.59	8
Exercisable options, July 1, 2007	5,151	$ 9.07	$1,314

The fair value of the Company's stock option grants was estimated using the Black-Scholes valuation model, assuming no dividends, with the following assumptions:

	Options		
	2007	2006	2005
Expected life in years	6.1	6.1	6.1
Expected stock price volatility	65.5%	66.6%	72.2%
Risk-free interest rate	4.9%	5.1%	4.4%
Options granted (in thousands)	123	45	750
Weighted average fair value of options granted	$3.42	$1.65	$5.04

The following table provides information regarding exercisable and outstanding options as of July 1, 2007 (options in thousands):

	Exercisable			Outstanding		
Range of exercise price per share	Options exercisable	Weighted average exercise price per share	Weighted average remaining contractual life (years)	Options outstanding	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Under $5.00	1,002	$ 3.84	6.2	1,012	$ 3.82	6.2
$5.00 - $10.00	2,536	7.80	4.3	2,659	7.68	4.5
$10.01 - $15.00	772	11.35	3.6	772	11.35	3.6
Over $15.00	841	17.02	1.0	841	17.02	1.0
Total	5,151	$ 9.07	4.0	5,284	$ 8.96	4.2

During fiscal 2005, the Company issued 240,000 shares of restricted stock to its CEO with immediate vesting. Accordingly, the Company recorded stock compensation expense related to the grant of $0.5 million during fiscal 2005.

In August 2005 (fiscal 2006), the Company granted 500,000 shares of restricted stock (the "August 2005 stock grant") with a fair value of $2.77 per share to certain officers and key employees. The restricted shares fully vest on January 1, 2009. The divestiture of the Company's power electronics business in October 2006 resulted in the forfeiture of 90,000 shares of the August 2005 stock grant from employees of the power electronics business. The divestiture also resulted in the termination of several corporate officers and the accelerated vesting of 175,000 shares of the August 2005 stock grant that were granted to these officers. Compensation expense related to the August 2005 stock grant in fiscal 2007 and 2006 was $0.3 million and $0.4 million respectively. As of July 1, 2007, there was $0.3 million of total unrecognized compensation cost related to the grant, to be expensed ratably over a weighted-average remaining period of 1.5 years.

In July 2006 (fiscal 2007), the Company granted a bonus equal to 200,000 shares of common stock to its former CEO who elected to defer the shares pursuant to the terms of the Director and Officer Compensation and Deferral Investment Plan ("DDIP") pending approval of an amendment to the DDIP by the Company's shareholders. Such amendment was approved at the annual meeting of the shareholders on October 25, 2006. The Company recorded compensation expense of $1.0 million related to the bonus in fiscal 2007.

In January and February, 2007, the Company issued an aggregate of 100,000 stock options at exercise prices of $5.31 and $5.83, equal to the market prices of the Company's common stock at the respective grant dates. The shares vest ratably over a four year period. Compensation expense related to the January and February 2007 stock option grants in fiscal 2007 was $38, and as of July 1, 2007, there was $0.3 million of total unrecognized compensation cost related to the grant, to be expensed ratably over a weighted-average remaining period of 3.5 years.

Also in January 2007, the Company granted an aggregate of 90,000 shares of restricted stock to certain officers which vest on January 1, 2010 and also entered into an agreement with the Company's CEO whereby the CEO will receive cash bonuses payable quarterly in an amount equal to the fair market value of 6,250 shares of common stock (for a total of 12 payments with a total value equal to 75,000 shares). The Company's CEO has elected to defer the bonus payments pursuant to the terms of the DDIP. Payments under the DDIP are made in shares of common stock and the amounts deferred are paid in January following the year in which the termination of service as a key executive occurs. The shares awarded under both of these arrangements had a fair value of $4.98 per share at the grant date. Compensation expense of $0.1 million related to both of these grants was included in the consolidated statements of operations for fiscal 2007. As of July 1, 2007, there was $0.7 million of total unrecognized compensation cost remaining, to be expensed ratably over a weighted-average remaining period of 2.5 years.

In June, 2007, the Company issued 22,500 stock options to directors at an exercise price of $5.185, equal to the market price of the Company's common stock at the grant date. The shares vest ratably over a two year period. Compensation expense related to director stock option grants in fiscal 2007 and 2006 was $0.1 million in each year. As of July 1, 2007, there was $0.1 million of total unrecognized compensation cost related to director grants, to be expensed ratably over a weighted-average remaining period of 1.5 years.

The following table provides information regarding unvested restricted stock activity for the fiscal years 2005, 2006 and 2007 (shares in thousands):

	Shares	Weighted average grant date fair value	Weighted average grant date fair value
Unvested at June 27, 2004	–	$ –	
Granted	240	2.11	
Vested	(240)	2.11	$506
Forfeited	–	–	
Unvested at July 3, 2005	–	$ –	
Granted	500	$2.77	
Vested	–	–	
Forfeited	–	–	
Unvested at July 2, 2006	500	$2.77	
Granted	90	$4.98	
Vested	(175)	2.77	$847
Forfeited	(120)	2.77	
Unvested at July 1, 2007	295	$3.44	

The following table summarizes stock-based compensation expense included in sales, general and administrative expense in the accompanying consolidated statements of operations related to all share-based awards for the fiscal years ended:

	July 1, 2007	July 2, 2006	July 3, 2005
Shares granted to the Company's former CEO	$ 952	$ -	$506
August 2005 restricted stock grant	334	354	-
January 2007 restricted stock grant and CEO bonus	136	-	-
Director stock option grants	95	146	-
January and February 2007 stock option grants	38	-	-
Total stock-based compensation expense	$1,555	$500	$506

In addition, the Company recognized $112 of stock-based compensation in discontinued operations related to the accelerated vesting of certain restricted stock in connection with the divestiture of the power electronics business.

13. Employee Benefit Plans

The Company maintains a defined benefit retirement plan ("the Plan") for the benefit of eligible employees, former employees and retirees in the U.S. Effective June 30, 2003, the Plan was frozen and no future compensation credits will be accrued to participants' individual accounts. Participant accounts will continue to be credited with interest.

As discussed in Note 1, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans*, which requires the Company to recognize the funded status of the defined benefit postretirement plan in the consolidated balance sheet and provide related disclosures. The Plan has been in a net under-funded position for the past several years, and as a result, the Company has recognized an additional minimum pension liability on its balance sheet in accordance with SFAS No. 87, *Employers' Accounting for Pensions*. The Company recorded an additional minimum pension liability of $96,329 and $97,837 at July 1, 2007 and July 2, 2006, respectively. These amounts, net of tax benefits of $17,000, have been recorded as a reduction to equity in "Accumulated Other Comprehensive Loss" on the Company's consolidated balance sheets as of July 1, 2007 and July 2, 2006. The adoption of SFAS No. 158 had no impact on the Company's financial position at July 1, 2007 due to the Plan having no unrecognized prior service cost, the Plan accumulated benefit obligation equaling the projected benefit obligation and as a result of the minimum pension liability previously recognized by the Company.

The Company funds the Plan in accordance with applicable employee benefit and tax laws, and made a voluntary $30.0 million contribution to the Plan during fiscal 2007. During 2006, Congress passed the Pension Protection Act of 2006 (the "Act") with the stated purpose of improving the funding of U.S. private pension plans. The Act introduces new funding requirements for qualified defined benefit pension plans, introduces benefit limitations for certain under-funded plans and raises tax deduction limits for contributions. The Act applies to pension plan years beginning after December 31, 2007. Based upon current and pending pension funding regulations, actuarial projections indicate the only required contribution to the Plan in fiscal 2008 is $2.7 million in April, 2008, although the Company may elect to make contributions prior to that time. Required contributions in years subsequent to fiscal 2008 will depend on future interest rate levels, values in equity and fixed income markets, and the level and timing of interim contributions we may make to the Plan, and could be significant.

Plan fiduciaries set investment policies and strategies for the Plan's trust. The primary investment objectives are to maximize total return within a prudent level of risk, to fully diversify investment holdings, and to meet the long-term return target selected as an actuarial assumption. The Plan's fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations.

Weighted average assumptions used to determine benefit cost and benefit obligation for the Plan are as follows:

	2007	2006
Discount rate used to determine benefit obligation	6.25%	6.38%
Discount rate used to determine benefit cost	6.13%	5.25%
Expected return on plan assets	9.00%	9.00%
Measurement date for pension benefit obligations	July 1, 2007	July 2, 2006

The Company determines the expected return on plan assets based upon the overall expected long-term rate of return over the period that benefits are expected to be paid. This estimate considers the targeted allocation of plan assets among securities with various risk and return profiles and incorporates historical data as well as anticipated economic and market conditions. Plan assets are invested in a diversified mix of funds containing equity and debt securities through a professional investment manager with the objective to achieve targeted risk adjusted returns while maintaining liquidity sufficient to fund current benefit payments. Pension plan assets do not include any shares of Company common stock as July 1, 2007 and July 2, 2006.

Expected future benefit payments under the Plan for fiscal years are as follows: $10,862 in 2008; $10,879 in 2009; $10,462 in 2010; $10,409 in 2011; $11,232 in 2012; and $60,089 in 2013 through 2017.

The allocation of Plan assets by investment type as of July 1, 2007 and July 2, 2006 are as follows:

Asset Category	July 1, 2007	July 2, 2006
Equity securities	66%	66%
Fixed income securities	34%	34%
Total	100%	100%

Net periodic benefit costs (income) for the Company's pension plan for the fiscal years 2007, 2006, and 2005 were as follows:

Fiscal year ended	Pension Benefits		
Components of Net Periodic Benefit Cost:	July 1, 2007	July 2, 2006	July 3, 2005
Interest cost	$ 10,309	$ 9,788	$ 10,302
Expected return on plan assets	(11,947)	(10,407)	(11,720)
Recognized net actuarial loss	3,616	4,363	2,854
Net periodic benefit cost	$ 1,978	$ 3,744	$ 1,436

Pension benefit obligations at year-end, fair value of plan assets and prepaid benefit costs for the years ended July 1, 2007 and July 2, 2006, were as follows:

	July 1, 2007	July 2, 2006
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$166,305	$191,448
Interest cost	10,309	9,788
Actuarial (gain) loss	7,755	(23,869)
Benefits paid	(12,040)	(11,062)
Benefit obligation at end of year	$172,329	$166,305
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$120,812	$120,880
Actual return on plan assets	17,592	10,994
Employer contributions	30,000	-
Benefits paid	(12,040)	(11,062)
Fair value of plan assets at end of year	$156,364	$120,812
Funded status	$ (15,965)	$ (45,494)
Unrecognized net actuarial loss	96,329	97,837
Prepaid benefit cost	$ 80,364	$ 52,343
Amounts Recognized in Statement of Financial Position:		
Pension benefit obligations, net	(15,965)	(45,494)
Accumulated other comprehensive loss	96,329	97,837
Net amount recognized	$ 80,364	$ 52,343

Amounts included in accumulated other comprehensive loss, net of tax, at July 1, 2007, which have not yet been recognized in net periodic benefit cost, relate solely to unrecognized net actuarial losses of the Plan. During fiscal 2008, it is expected that $3.4 million of amounts included in accumulated other comprehensive loss will be recognized in net periodic benefit cost. Total net periodic benefit cost for fiscal 2008 is estimated at $0.2 million.

In addition to the defined benefit retirement plans, the Company maintains a defined contribution (401k) savings plan for eligible employees. Contributions made to this plan by the Company were $499, $507, and $500 for the fiscal years 2007, 2006 and 2005 respectively.

14. Related Party Transactions

The Company had an agreement with the Spectrum Group, Inc. ("Spectrum") which expired in December 2005, whereby Spectrum provided management services to the Company at an annual fee plus out of pocket expenses. The Company's former chairman is also the chairman, president and sole shareholder of Spectrum. Services provided included consultation and direct management assistance with respect to operations, strategic planning and other aspects of the business of the Company. Fees and expenses paid to Spectrum for these services under the agreement amounted to $390 and $791 for the fiscal years 2006 and 2005, respectively. There were no fees paid to Spectrum during fiscal year 2007.

15. Warranties

The Company offers warranties for certain products that it manufactures, with the warranty term generally ranging from one to two years. Warranty reserves are established for costs expected to be incurred after the sale and delivery of products under warranty, based mainly on known product failures and historical experience.

Changes in the warranty reserve for fiscal 2007 and 2006 were as follows:

	July 1, 2007	July 2, 2006
Balance at beginning of year	$ 464	$ 310
Additions charged to earnings	121	829
Use of reserve for warranty obligations	(270)	(675)
Balance at end of year	$ 315	$ 464

16. Supplemental Cash Flow Information

Changes in operating assets and liabilities of continuing operations were as follows:

Fiscal year ended	July 1, 2007	July 2, 2006	July 3, 2005
(Increase) decrease in accounts receivable	$(3,330)	$ 54	$(1,539)
Increase in inventories	(3,058)	(883)	(2,337)
Decrease in prepaids and other current assets	408	295	3,373
Decrease in other operating assets	2	1,436	1,081
Increase (decrease) in accounts payable	4,376	(541)	1,950
Increase (decrease) in accrued liabilities	(2,348)	2,448	(2,409)
	$(3,950)	$2,809	$ 119
Cash paid for interest and income taxes :			
Interest	$ 1,151	$2,122	$ 308
Income taxes	$ 744	$ 9	$ 115

17. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at July 1, 2007 and July 2, 2006:

	July 1, 2007	July 2, 2006
Unrecognized pension plan liabilities, net of $17,000 income tax benefit	$(79,329)	$ –
Minimum pension liability, net of $17,000 income tax benefit	-	(80,837)
Foreign currency translation adjustments	875	816
	$(78,454)	$(80,021)

18. Business Segment and Geographic Information

The Company currently operates within a single business segment, digital power control systems. The Company sells its products primarily to large original equipment manufacturers and distributors. The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral. The Company has no single customer whose purchases represented 10% of the Company's total revenue in fiscal year 2007.

Information with respect to the Company's foreign subsidiaries follows:

For the fiscal year	July 1, 2007	July 2, 2006	July 3, 2005
Sales	$11,190	$9,749	$8,931
Income from operations	1,124	1,192	969
Identifiable assets	7,713	6,509	5,955
Capital expenditures	98	63	64
Depreciation and amortization	62	75	78

Sales by foreign subsidiaries include sales of products to customers within the U.S.

Export sales from the United States were $7,897, $6,231 and $5,802 in fiscal years 2007, 2006, and 2005, respectively.

19. Quarterly Results (unaudited)

The supplementary quarterly financial information presented below reflects the results of the Company's telecom power business power business as continuing operations and the results of the Company's power electronics business as discontinued operations for all periods presented as described in Note 2 of Notes to Consolidated Financial Statements.

Fiscal 2007 quarter ended	Oct 1, 2006	Dec 31, 2006	Apr 1, 2007	Jul 1, 2007
Net sales	$25,955	$27,578	$23,311	$26,964
Gross profit	7,420	7,059	6,905	7,543
Income (loss) from operations	(1,196)	(3,718)	365	1,501
Income (loss) from continuing operations before income taxes	(1,984)	(4,195)	542	1,744
Provision for income taxes	276	373	307	337
Income (loss) from continuing operations	(2,260)	(4,568)	235	1,407
Income (loss) from discontinued operations	(934)	(1,647)	(654)	429
Net income (loss)	$ (3,194)	$ (6,215)	$ (419)	$ 1,836
Per common share:				
Basic and diluted:				
Income (loss) from continuing operations	$ (0.08)	$ (0.16)	$ 0.01	$ 0.05
Income (loss) from discontinued operations	$ (0.03)	$ (0.06)	$ (0.02)	$ 0.01
Net income (loss)	$ (0.11)	$ (0.21)	$ (0.01)	$ 0.06

The quarter ended July 1, 2007 includes year-end adjustments of $0.6 million in discontinued operations primarily for workers compensation claims and post-employment benefits for certain employees of businesses the Company no longer owns. The Company believes these charges are sufficient to provide for all future liabilities associated with the claims. These adjustments, which reduced income from discontinued operations for the quarter ended July 2, 2007, did not materially misstate prior year results.

Fiscal 2006 quarter ended	Oct 2, 2005	Jan 1, 2006	Apr 2, 2006	Jul 2, 2006
Net sales	$23,613	$26,063	$26,582	$ 25,399
Gross profit	7,286	7,927	7,311	7,613
Loss from operations	(498)	(508)	(1,231)	(1,052)
Loss from continuing operations before income taxes	(925)	(1,210)	(1,908)	(1,791)
Provision for income taxes	334	345	490	370
Loss from continuing operations	(1,259)	(1,555)	(2,398)	(2,161)
Income (loss) from discontinued operations	205	(170)	(2,032)	(37,479)
Net loss	$ (1,054)	$ (1,725)	$ (4,430)	$(39,640)
Per common share:				
Basic and diluted:				
Loss from continuing operations	$ (0.04)	$ (0.05)	$ (0.08)	$ (0.07)
Income (loss) from discontinued operations	$ 0.01	$ (0.01)	$ (0.07)	$ (1.30)
Net income (loss)	$ (0.04)	$ (0.06)	$ (0.15)	$ (1.37)

The quarter ended July 2, 2006 includes asset impairment charges of $37.8 million included in loss from discontinued operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Magnetek, Inc.

We have audited the accompanying consolidated balance sheets of Magnetek, Inc. as of July 1, 2007 and July 2, 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended July 1, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Magnetek, Inc. at July 1, 2007 and July 2, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 1, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on July 4, 2005 the Company changed its method of accounting for share-based awards and on July 1, 2007, the Company changed its method of accounting for defined benefit pension plans.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Magnetek, Inc.'s internal control over financial reporting as of July 1, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 17, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
August 17, 2007

NOTES

NOTES

BOARD OF DIRECTORS

CORPORATE OFFICERS

David P. Reiland, President and Chief Executive Officer

Peter M. McCormick, Executive Vice President and Chief Operating Officer

Marty J. Schwenner, Vice President and Chief Financial Officer

Ryan D. Gile, Vice President and Controller

Jolene L. Shellman, Vice President Legal Affairs and Corporate Secretary

STOCKHOLDER INFORMATION

10-K Report

Magnetek's Annual Report on Form 10-K for the fiscal year ended July 1, 2007, including the Company's financial statements and related schedules for the fiscal year ended July 1, 2007, is included herein beginning on page 9. Exhibits to Magnetek's Form 10-K have been filed with the Securities and Exchange Commission. Most of these exhibits can be accessed from the Investor Relations section of the Company's website www.magnetek.com or on the SEC's Edgar website www.sec.gov/cgi-bin/browse-edgar?actiongetcurrent. Other exhibits are available upon request to Magnetek, subject to payment of a reasonable fee to cover the Company's cost of furnishing such exhibits. To request an exhibit from the Company, please contact:

Investor Relations Department

Magnetek, Inc.

N49 W13650 Campbell Drive

Menomonee Falls, WI 53051

Telephone 262.252.2901

Website www.magnetek.com

ANNUAL STOCKHOLDERS' MEETING

Magnetek's fiscal 2007 stockholders' meeting will be held on November 2, 2007 Central time at Magnetek Headquarters, N50 W13775 Overview Drive, Menomonee Falls WI.

The following table sets forth the high and low sales prices of the Company's Common Stock on the New York Stock Exchange during each quarter of fiscal 2007.

Quarter Ending	High	Low
October 1, 2006	$3.85	$2.63
January 31, 2007	$5.90	$3.46
April 1, 2007	$5.85	$4.49
July 1, 2007	$5.75	$4.28

Magnetek's Common Stock is listed on the New York Stock Exchange under the ticker symbol "MAG". As of September 1, 2007 there were 198 holders of record of the Company's Common Stock. No dividends have been paid on the Common Stock. The Registrar and Transfer Agent for the Common Stock is American Stock Transfer & Trust Company 1.718.921.8380.



MAGNETEK

MAGNETEK, INC.
N49 W13650 CAMPBELL DRIVE MENOMONEE FALLS, WI 53051 P 262.783.3500 800.288.8178 F 262.783.3510 800.298.3503 WWW.MAGNETEK.COM

Pub No. CP-Annual 9/07

END